UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-KSB

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

   [ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                For the transition period from ______ to ________

                         Commission File Number: 0-22911

                       SOUTHERN SECURITY BANK CORPORATION

             (Exact name of registrant as specified in its charter)


           Delaware                                         65-0325364
(State or other jurisdiction                             (IRS Employer
      of incorporation)                                Identification No.)

               1000 Brickell Avenue Suite 900 Miami, Florida 33131

               (Address of principal executive offices) (Zip Code)


        Registrant's telephone number, including area code (954) 985-3900

           Securities registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock, $.01 par value
                               Title of each class

          Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes X    No_____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements, incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ X ]

State issuer's revenues for the most recent fiscal year $1,664,979

State the aggregate market value of the voting and non voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as a specified date within the past 60 days: - - There is no public market for the registrant's common equity. Based solely upon the offering price in certain private sales of the registrant's common equity made within the last 90 days, the approximate market value of common equity held by non affiliates as of March 24, 2000 would have been $3,315,315. Solely for the purpose of this calculation, all directors, officers and holders of more than 5% of the registrant's outstanding common stock have been deemed to be affiliates.

The number of shares outstanding of each of the issuer's classes of common equity, as of March 24, 2000 is as follows: (i) Class A Voting Common Stock - 9,466,616; (ii) Class B Non-Voting Common Stock None.

DOCUMENTS INCORPORATED BY REFERENCE: None

Transitional Small Business Disclosure Format (check one): Yes___; No X

                                TABLE OF CONTENTS



PART I .....................................................................  3

ITEM 1.  DESCRIPTION OF BUSINESS ...........................................  3

      GENERAL ..............................................................  3

      HISTORICAL DEVELOPMENT ...............................................  3

      THE BANK .............................................................  4

      CORRESPONDENT RELATIONSHIPS ..........................................  4

      MARKET AREA ..........................................................  4

      EMPLOYEES ............................................................  4

      ENVIRONMENTAL LIABILITIES ............................................  4

      SEASONAL ASPECTS .....................................................  4

      COMPETITION ..........................................................  5

      INDUSTRY DEVELOPMENTS ................................................  5

      TRANSACTIONS WITH AFFILIATES .........................................  5

      SUPERVISION AND REGULATION ...........................................  6

      BANK HOLDING COMPANY REGULATION. .....................................  6

      BANK REGULATION. .....................................................  6

      LEGISLATIVE IMPACT ...................................................  8

      ADOPTION OF GRAMM-LEACH-BLILEY ACT: ..................................  8

      INTERSTATE BANKING AND BRANCHING .....................................  9

      COMMUNITY REINVESTMENT ACT AND FAIR LENDING .......................... 10

      MONETARY POLICY ...................................................... 10

      CAPITAL ADEQUACY ..................................................... 10

      LOANS ................................................................ 10

      ALLOWANCE FOR LOAN LOSSES ............................................ 11

      INVESTMENT ACTIVITIES ................................................ 12

      DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS ........................ 12

      DEPOSIT INSURANCE .................................................... 13

      FEDERAL AND STATE TAXATION ........................................... 13

      YEAR 2000 CONSIDERATIONS ............................................. 14

ITEM 2.  DESCRIPTION OF PROPERTY ........................................... 14

ITEM 3.  LEGAL PROCEEDINGS ................................................. 14

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS ............... 14

PART II .................................................................... 15

ITEM 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS .......... 15

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION ......... 15

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS ......................................... 16

ITEM 7.  FINANCIAL STATEMENTS .............................................. 16

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE .............................................. 16

PART III ................................................................... 16

ITEM 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
         COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT ................. 16

         MANAGEMENT : COMPANY OFFICERS AND DIRECTORS ....................... 16

         NOMINATIONS ....................................................... 18

ITEM 10. EXECUTIVE COMPENSATION ............................................ 18

         COMPENSATION OF MANAGEMENT ........................................ 18

         EMPLOYMENT AGREEMENTS ............................................. 20

         TERMINATION PAYMENT ............................................... 20

         COMPENSATION OF DIRECTORS ......................................... 21

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT .... 21

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS .................... 22

         CERTAIN TRANSACTIONS .............................................. 22

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K .................................. 22

SIGNATURES ................................................................. 24

EXHIBIT INDEX .............................................................. 25

FINANCIAL DATA SCHEDULE .................................................... 28

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Southern Security Bank Corporation (the "Holding Corporation") is a bank holding company that at December 31, 1999 owned 97.6% of outstanding capital stock of Southern Security Bank (the "Bank"). The Holding Corporation is organized under the law of Delaware, while the Bank is a Florida State Chartered Bank that is a member of the Federal Reserve System whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank provides a full range of commercial banking and consumer banking services to businesses and individuals. On December 31, 1999, the Holding Corporation and its subsidiary Bank (collectively, referred to herein as the "Company") had consolidated total assets of $17,484,563, total deposits of $15,694,091, net loans of $12,788,261, and stockholders equity of $954,115.

The Holding Corporation is located at 1000 Brickell Avenue Suite 900 Miami, Florida 33131. Its telephone number is (305) 702-5520. The Bank is located at 3475 Sheridan Street, Hollywood, Florida 33021-3607. Its telephone number is
(954) 985-3900.

HISTORICAL DEVELOPMENT

The predecessor of the Holding Corporation was incorporated under the law of Florida on April 8, 1992 under the name PCM Acquisition Group, Inc ("PCM"). PCM was reorganized under Florida law under the name Southern Security Bank Corporation ("SSB") on June 28, 1993, for the purpose of acquiring control of the Bank, which was then known as Florida First International Bank. The Holding Corporation completed the acquisition of the Bank on December 16, 1993 (the "Acquisition") through the purchase of 96.6% of its outstanding common stock. Subsequent to the date of Acquisition, the name of the Bank was changed to Southern Security Bank. During the period since the Acquisition, management has strived to bring the Bank into compliance with regulatory guidelines and to position the Company for growth.

On November 10, 1997, SSB was merged (the "Merger") with Southern Security Financial Corporation, a Delaware corporation ("SSFC"), with the Holding Corporation being the surviving corporation under the name Southern Security Bank Corporation. Prior to the Merger, SSFC had 279 shareholders of record, no substantial assets and no operating history. The Class A Common Stock of SSFC was registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on September 29, 1997. The Merger was effected for the purpose of placing the Holding Corporation in a posture to aid in the eventual development of a trading market in the Company's Class A Common Stock through:
(i) registering the Class A Common Stock under the Exchange Act; (ii) increasing the number of stockholders from 110 to 389; and (iii) reincorporating the Holding Corporation under the law of Delaware.

THE BANK

The Bank, which is the sole subsidiary of the Holding Corporation, is a state chartered banking association engaging in a general commercial and consumer banking business. The Bank's services are provided through its full-service community banking office. The Bank engages in general commercial banking providing a wide range of loan and deposit services. Retail services offered by the Bank include installment loans, credit cards, checking accounts, savings accounts, NOW accounts, and various types of time-deposit instruments. Mortgage lending activities include commercial, industrial, and residential loans secured by real estate. Commercial lending activities include originating secured and unsecured loans and lines of credit, and providing cash management and accounts receivable financing services to a variety of businesses. The Bank also provides a merchant credit card program. The Bank's installment loan department makes direct auto, home equity, home improvement, and personal loans to individuals. The Bank also offers safe deposit box services.

CORRESPONDENT RELATIONSHIPS

Correspondent banking involves one bank providing services to another bank which cannot provide that service for itself for economic or organizational reasons. The Bank purchases correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment service, coin and currency supplies, overline and liquidity loan participations, and sales of loans to or loan participation with correspondent banks. The Bank also sells loan participations to correspondent banks with respect to loans which exceed the Bank's lending limit.

The Bank has established correspondent relationships with Independent Bankers Bank of Orlando, Florida and Compass Bank of Birmingham, Alabama with respect to the foregoing services. As compensation for services provided by a correspondent, the Bank maintains certain balances with the correspondent in non-interest bearing accounts. Such compensating balances are not considered significant to the Bank's operations.

MARKET AREA

The Bank has one office, which is located in Hollywood, Florida. The Bank considers its primary market and service area to be the City of Hollywood and surrounding towns in Broward, Dade and Palm Beach Counties. The population of Hollywood is approximately 125,000, with 53,000 households, and a civilian labor force of 60,000. The density of population is approximately 4,463 persons per square mile. Public school enrollment is at 20,000, with a pupil to teacher ratio of 19.5 to one. Real estate property assessed valuations are approximately $5.8 billion.

The Company is proposing to open a new branch office in Miami, Florida. Greater Miami is an area of more than 2,000 square miles and a population of 2.06 million. Hispanics represent 50 percent of greater Miami's total population.
With more than 340,000 children in kindergarten through 12th grade, the Miami-Dade County school district ranks as the fourth largest in the country.

Boca Raton, where the Company proposes to open a new branch office, has a population of approximately 66,000, with 27,000 households, and a total civilian labor force of 32,000. The density of population is approximately 2,262 persons per square mile. Public school enrollment is12,800, with a pupil to teacher ratio of 17.6 to one. Real estate property assessed valuation is approximately $8.3 billion.

The addition of any branches is subject to approval by the Bank's regulators. The regulators have indicated that approval would not be unreasonably withheld after the Bank has increased capital levels.

EMPLOYEES

The Company has 11 full time employees at the Bank level and three employees at the Holding Corporation level. The bank provides full time employees with group life, health and major medical insurance. None of the employees of the Holding Corporation or the Bank are represented by any collective bargaining units. The Company considers its employee relations to be good.

ENVIRONMENTAL LIABILITIES

Management of The Company is not aware of any environmental liabilities that would have a material adverse effect on the operations or earnings of the Company.

SEASONAL ASPECTS

Management does not believe that the deposits or the business of the Bank in general are seasonal in nature. The deposits may, however, vary with local and national economic conditions but should not have a material effect on planning and policy making.

COMPETITION

The Company operates in a competitive environment, where it must compete with numerous other financial entities. In one or more aspects of its business, the Company competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in the Company's market area. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the Bank does not currently provide. In addition, many of the Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

The primary factors in the competition for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market mutual funds and other investment alternatives. Competition for loans emanates from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in the Company's market area offer certain services, such as trust, investment and international banking, which the Company does not offer. To compete, the Bank relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors and staff. In those instances where the Company is unable to provide services a customer needs, it seeks to arrange for those services to be provided by other banks with which it has a correspondent relationship.

Since September 1995, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, since June 1, 1997, certain banks are permitted to merge with banks organized under the law of other states. These changes, together with economic developments in the United States, have lead to a period of consolidation in the banking industry, and may be expected to lead to even greater competition for the Company and for the Company to be placed in competition in the future with financial institutions with which it does not currently compete. As a result, the Company may be expected to encounter intense competition within its market area for the foreseeable future.

INDUSTRY DEVELOPMENTS

Certain recently enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institution's industry. Because of the uncertainty of the final terms and likelihood of passage of the proposed legislation, the Company is unable to assess the impact of any proposed legislation on its financial condition or operations at this time.

TRANSACTIONS WITH AFFILIATES

The Bank's authority to engage in transactions with "affiliates" (e.g., any company that controls or is under common control with an institution, including the Company and its non-bank subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the bank. The aggregate amount of covered transactions with all affiliates is limited to 20% of the bank's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances, that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, banks are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no bank may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. Recent legislation created an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed.

SUPERVISION AND REGULATION

Upon its initial acquisition (change of control occurred 12/16/93) of a financial institution, the Company "obtained" a charter from the State of Florida for a State bank and a member of the Federal Reserve System. As a Fed-member State Bank, the Bank is subject to the provisions of the Federal Reserve Bank regulations and administrative practices and the Florida Banking Code which is administered by the Florida Department of Banking and Finance (the "FDBF"). The Bank has its deposit obligations insured by the Federal Deposit Insurance Company ("FDIC") in the maximum individual amounts of $100,000 each, and is subject to regulation by the FDIC. The FDBF supervises and regulates all areas of the Bank's operations, including, without limitation, its loans, mortgages, issuance of securities, annual shareholders meetings, capital adequacy requirements, payment of dividends and the establishment or termination of branches. As a state-chartered banking institution in the State of Florida, the Bank is empowered by statute, subject to limitations expressed therein, to take savings and time deposits, to accept checking accounts, to pay interest on such deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of Companies and to undertake other various banking services on behalf of its customers.

BANK HOLDING COMPANY REGULATION

The Holding Corporation is a one-bank holding company, registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Holding Corporation and the Bank are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Board of Governors of the Federal Reserve System (the "FRB"). The Holding Corporation is required to file semi-annual and annual reports with the FRB and such additional information as the FRB may require pursuant to the BHC Act. The FRB may conduct examinations of the Holding Corporation and the Bank. Under FRB regulations, the Holding Corporation is required to serve as a source of financial and managerial strength to the Bank and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB's regulations or both. The BHC Act requires every bank holding company to obtain the prior approval of the FRB before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the total voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company. The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

The BHC Act generally prohibits the Holding Corporation from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the FRB must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the FRB to be permissible activities of bank holding companies. Despite prior approval, the FRB has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

BANK REGULATION

The Bank is chartered under the laws of the State of Florida and its deposits are insured by the FDIC to the extent provided by law. The Bank is subject to comprehensive regulation, examination and supervision by the FDBF and the FRB and to other laws and regulations applicable to banks. Such regulations including limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. The Bank is examined periodically by both the FDBF and the FRB, to each of whom it submits periodic reports regarding its financial condition and other matters. Both the FDBF and the FRB have a broad range of powers to enforce regulations under their respective protection of the safety and soundness of the Bank, including the institution of cease and desist orders and the removal of directors and officers. These regulatory agencies also have the authority to approve or disapprove mergers, consolidations, and similar corporate actions. There are various statutory and contractual limitations on the ability of the Bank to pay dividends, extend credit, or otherwise supply funds to the Holding Corporation.

The FDIC and the FDBF also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payment may be deemed to constitute an unsafe and unsound practice. Dividends and management fees from the Bank constitute the sole source of funds for dividends to be paid by the Holding Corporation. Under Florida law applicable to banks and subject to certain limitations, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, the board of directors of a bank may declare a dividend of so much of the bank's aggregate net profits for the current year combined with its retained earnings (if any) for the preceding two years as the board shall deem to be appropriate and, with the approval of the FDBF, may declare a dividend from retained earnings for prior years. Before declaring a dividend, a bank must carry 20% of its net profits for any preceding period as is covered by the dividend to its surplus fund, until the surplus fund is at least equal to the amount of its common stock then issued and outstanding. No dividends may be paid at any time when a bank's net income from the preceding two years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the FDBF or a federal regulatory agency. Florida law applicable to companies (including the Holding Corporation) provides that dividends may be declared and paid only if, after giving it effect, (i) the company is able to pay its debts as they become due in the usual course of business, and (ii) the company's total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

The Bank is subject to agreements with the FRB and with the State Comptroller and Banking Commissioner of Florida pursuant to which the Bank is prohibited from declaring or paying any dividends without their prior written consent. Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

The FDIC Improvement Act of 1991 ("FDICIA") made a number of reforms addressing the safety and soundness of deposit insurance funds, supervision, accounting, and prompt regulatory action, and implemented other regulatory improvements. FDICIA also recapitalized the Bank Insurance Fund ("BIF"), under which the Bank pays a statutory assessment. Under FDICIA, annual full-scope, on-site examinations are required of all insured depository institutions. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. Insured state banks also are precluded from engaging as principal in any type of activity that is impermissible for a national bank, including activities relating to insurance and equity investments. FDICIA also restricts extensions of credit to insiders under the Federal Reserve Act. The policies of regulatory authorities have had a significant effect on the operating results of commercial banks in the past, and may be expected to do so in the future. An important function of the FRB System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on bank borrowing, changes in reserve requirements against bank deposits, and limitations on the deposits on which a bank may pay interest. Policies of these agencies may be influenced by many factors including inflation, unemployment, short-term and long-term changes in the international trade balance, and fiscal policies of the United States Government. Loans made by the Bank are also subject to numerous other federal and state laws and regulations, including the Truth in Lending Act, the Community Reinvestment Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, and the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. The federal bank regulatory agencies have an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations. The foregoing is a brief summary of certain statutes, rules, and regulations affecting the Company and the Bank. Numerous other statutes and regulations have an impact on the operations of the Company and the Bank. Supervision, regulation, and examination of banks by the bank regulatory agencies are intended primarily for the protection of depositors, not shareholders.

Commitments to Florida Department of Banking and Finance. The Company entered into specific agreements with the FRB and the FDBF when it initially offered securities prior to the acquisition of the Bank, including the following: (1) The Bank may not pay dividends or management fees for the purpose of paying the salaries or employment contracts of James L. Wilson or Philip C. Modder without prior approval from the FDBF; (2) the Bank may not pay dividends to its shareholders without the approval of the FDBF; (3) the Company confirmed that the employment contracts between Messrs. Modder and Wilson are with the Holding Company and are not obligations of the Bank; (4) Messrs. Wilson and Modder could not become officers of the Bank without prior approval of the FDBF; and (5) the FDBF did not and will not approve or disapprove the disclosure materials for any offering of securities or any aspects of the employment agreements between Messrs. Modder, Wilson, and the Company.

LEGISLATIVE IMPACT

The operations of the Company and its subsidiary banks are affected by state and federal legislative changes and by policies of various regulatory authorities. Management is not aware of any current specific recommendations by regulatory authorities or proposed legislation which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the corporation's results of operations.

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the states' legislatures, and before the various bank regulatory agencies. Some of these proposals could have significant effects on the way in which the Company and its subsidiaries, and financial institutions in general, conduct their business, and could have significant effects on the Company's operating results. The Company cannot however, accurately predict what those effects would be.

ADOPTION OF GRAMM-LEACH-BLILEY ACT:

On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act of 1999 which is known as the Financial Services Modernization Act ("FSM Act"), The FSM Act significantly changed the regulatory structure and oversight of the financial services industry. Effective March 12, 2000, the FSM Act repealed the provisions of the Depression-era Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a qualifying bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the prior approval of the Federal Reserve Board. The act grants to community banks the power to enter new financial markets as a matter of right that larger institutions have managed to do on an ad hoc basis. At this time, management has no plans to pursue these additional possibilities.

Management does not believe that the FSM Act will have an immediate positive or negative material effect on operations. However, the act may have the result of increasing the amount of competition that our company faces from larger financial service companies, many of whom have substantially more financial resources than our company, which may now offer banking services in addition to insurance and brokerage services.

The FSM Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were "closely related to banking." This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company's subsidiary depository institutions must be well-capitalized and have at least satisfactory general, managerial and Community Reinvestment Act examination ratings. Effective March 11, 2000, a nonqualifying bank holding company becomes limited to activities that were permissible under the BHCA as of November 11, 1999.

Also effective on March 12, 2000, the FSM Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state bank subsidiaries. It permits a national bank to underwrite, deal in and purchase state and local revenue bonds. It also allows a subsidiary of a national bank to engage in financial activities that the bank cannot, except for general insurance underwriting and real estate development and investment. In order for a subsidiary to engage in new financial activities, the national bank and its depository institution affiliates must be well capitalized, have at least satisfactory general, managerial and Community Reinvestment Act examination ratings and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks. Although Southern Security Bank may take advantage of these expanded powers at some point in the future, it does not currently qualify nor intend to do so.

The FSM Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the FSM Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the FSM Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, effective May 12, 2001, the FSM Act will remove the current blanket exemption for banks from being considered brokers or dealers under the Securities Exchange Act of 1934 and replaces it with a number of more limited exemptions. Thus, previously exempted banks, such as Southern Security Bank, may become subject to the broker-dealer registration and supervision requirements of the Securities Exchange Act of 1934. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 will also be eliminated.

Separately, effective November 12, 2000, or such later date as adopted in implementing standards required to be enacted by May 12, 2000, the FSM Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter including its policies concerning the sharing of the customer's nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

INTERSTATE BANKING AND BRANCHING

Florida banks are permitted by statute to branch statewide. Such branch banking, however, is subject to prior approval by the FDBF and the FDIC. Any approval by the FDBF and the FDIC of branching by the Bank would take into consideration several factors, including the Bank's level of capital, the prospects and economics of the proposed branch office, and other considerations deemed relevant by the FDBF and the FDIC for purposes of determining whether approval should be granted to open a branch office.

Bank holding companies from any state may generally acquire banks and bank holding companies located in any other state, subject in some cases to nationwide and state-imposed deposit concentration limits and limits on the acquisition of recently established banks. Banks also have the ability, subject to specific restrictions, to acquire by acquisition or merger branches located outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to many of the laws of the states in which they are located. The legislation resulted in a number of the Bank's competitor banks being purchased by large, out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from larger corporations. These advantages include higher lending limits and the ability to offer services in other areas of Florida and the region. As a result, the Bank does not generally attempt to compete for the banking relationships of larger corporations, but concentrates its efforts on small and medium-size businesses and individuals. The Bank believes it has competed effectively in this market segment by offering quality, personalized service. It is management's intention to remain a locally based, independent, Florida Bank.

In September 1994, the Riegle-Neal Interstate Banking and Branching Act of 1994 (the "Banking and Branching Act") became law. The Banking and Branching Act provides that, as of September 29, 1995, adequately capitalized and managed bank holding companies may acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted, although states are permitted to require that target banks located within the state be in existence for a period of up to five years before they become subject to the Banking and Branching Act. Additionally, the Banking and Branching Act establishes deposit caps that prohibit acquisitions if the acquirer would thereafter control 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirers, and the federal deposit caps apply only to initial entry acquisitions.

In addition, the Banking and Branching Act provides that, as of June 1, 1997, adequately capitalized and managed banks may engage in interstate branching by merging banks in different states and by opening and maintaining de novo, or new, branches in states other than the states in which the banks maintain their principal place of business. With respect to interstate merger, each state had the opportunity to "opt out" of the interstate merger provisions and, thus, prohibit such activity. With respect to de novo branching, the Banking and Branching Act permits such activity only if a state has "opted in" and specifically allowed such activity. The State of Florida permits interstate branching, both by mergers and by establishing new branches.

Under regulatory guidelines, The Company is "adequately-capitalized" and, therefore, meets the "adequately-capitalized" standard required to participate in interstate affiliations with out-of-state banks and bank holding companies.

COMMUNITY REINVESTMENT ACT AND FAIR LENDING

Southern Security Bank is subject to a variety of fair lending laws and reporting obligations involving home mortgage lending operations and Community Reinvestment Act, or CRA, activities. The CRA generally requires the federal banking agencies to evaluate the record of a bank in meeting the credit needs of its local communities, including low-and moderate-income neighborhoods. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process pursuant to twelve assessment factors. A bank can also become subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA obligations into account when regulating and supervising other activities or assessing whether to approve certain applications such as mergers, acquisitions and applications to open a branch or facility. At the Banks most recent evaluation during 1999, the Federal Reserve Board rated Southern Security Bank "Satisfactory" in complying with its CRA obligations.

MONETARY POLICY

The earnings and growth of the Company and the Bank are affected by general economic conditions as well as by monetary policies of regulatory authorities, including the Federal Reserve Board, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. Among the techniques available to the Board are engaging in open market transactions in U.S. Government securities, changing the discount rate on bank borrowings, and changing reserve requirements against bank deposits. These techniques are used in varying combinations to influence the overall growth and distribution of bank loans, investments and deposits. Their use may also affect interest rates charged on loans or paid on deposits. The effect of governmental monetary policies on the earnings of the Company cannot be predicted.

CAPITAL ADEQUACY

The Bank: As a state-chartered member of the Federal Reserve System, the Bank is subject to capital requirements imposed by the FRB. The FRB requires state-chartered member banks to comply with risk-based capital standards and to maintain a minimum leverage ratio. Under the FRB's leverage capital requirement, state member banks that (a) receive the highest rating during the examination process and (b) are not anticipating or experiencing any significant growth are required to maintain a minimum leverage ratio of 3% of Tier 1 capital to total assets; all other banks are required to maintain a minimum leverage ratio of not less than 4%. As of December 31, 1999, the Bank was in compliance with both the risk-based capital guidelines and the minimum leverage capital ratio.

LOANS

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on mortgage loans generally give the Company the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of loans tends to increase, however, when current loan market rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current loan market rates.

Loan Solicitation and Processing. Loan applicants come primarily through existing customers, referrals by Realtors, previous and present customers of the Company and business acquaintances, and walk-ins. Upon receipt of a loan application from a prospective borrower, a credit report and other data are obtained to verify specific information relating to the loan applicant's employment, income and credit standing. On mortgage loans, an appraisal of the real estate offered as collateral generally is undertaken by an independent fee appraiser certified by the State of Florida.

Nonperforming Assets and Delinquencies. When a mortgage loan borrower fails to make a required payment when due, the Company institutes collection procedures. The first notice is mailed to the borrower approximately ten days after the payment is due in order to permit the borrower to make the payment before the imposition of a late fee. A second notice is generated when a payment becomes 30 days past due. Attempts to contact the borrower by telephone or letter generally begin soon after the first notice is mailed to the borrower. If a satisfactory response is not obtained, continuous follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower, preferably in person, are made to establish (i) the cause of the delinquency, (ii) whether the cause is temporary, (iii) the attitude of the borrower toward the debt, and (iv) a mutually satisfactory arrangement for curing the default.

In most cases, delinquencies are cured promptly; however, if by the 91st day of delinquency, or sooner if the borrower is chronically delinquent and all reasonable means of obtaining payment on time have been exhausted, foreclosure, according to the terms of the security instrument and applicable law, is initiated. Interest income on loans is reduced by the full amount of accrued and uncollected interest.

The Board of Directors is informed on a monthly basis as to the status of all loans that are delinquent more than 30 days, the status on all loans currently in foreclosure, and the status of all foreclosed and repossessed property owned by the Company.

Other Real Estate Owned. Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned ("OREO") until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value. Subsequent to foreclosure, OREO held for sale is carried at the lower of the carrying amount or fair value, less estimated selling costs.

Asset Classification. The regulatory authorities have adopted various regulations regarding problem assets of banks. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are placed on a "watch list" and monitored by the Company.

ALLOWANCE FOR LOAN LOSSES

The Company has established a systematic methodology for the determination of provisions for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation allowance as well as specific allowances that are tied to individual loans.

In originating loans, the Company recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. The Company increases its allowance for loan losses by charging provisions for loan losses against the Company's income.

The general valuation allowance is maintained to cover losses inherent in the portfolio of performing loans. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Specific valuation allowances are established to absorb losses on loans for which full collectability may not be reasonably assured. The amount of the allowance is based on the estimated value of the collateral securing the loan and other analyses pertinent to each situation. Generally, a provision for losses is charged against income on a quarterly basis to maintain the allowances.

While the Company believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Company's financial condition and results of operations.

INVESTMENT ACTIVITIES

The Bank is permitted under federal and state law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, the Bank may also invest a portion of its assets in commercial paper and corporate debt securities. As a FRB member bank, the Bank is required to maintain an investment in FRB stock. The Bank is required under federal regulations to maintain a minimum amount of liquid assets.

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires the investments be categorized as "held to maturity," "trading securities" or "available for sale," based on management's intent as to the ultimate disposition of each security. SFAS No. 115 allows debt securities to be classified as "held to maturity" and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, or other similar factors cannot be classified as "held to maturity." Debt and equity securities held for current resale are classified as "trading securities." Such securities are reported at fair value, and unrealized gains and losses on such securities would be included in earnings. Debt and equity securities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." Such securities are reported at fair value, and unrealized gains and losses on such securities are excluded from earnings and reported as a net amount in a separate component of equity.

A committee consisting of Bank officers and Directors determines appropriate investments in accordance with the Board of Directors' approved investment policies and procedures. The Company's investment policies generally limit investments to U.S. Government and agency securities, municipal bonds, certificates of deposits, marketable corporate debt obligations, mortgage-backed securities and certain types of mutual funds. The Company's investment policy does not permit engaging directly in hedging activities or purchasing high risk mortgage derivative products. Investments are made based on certain considerations, which include the interest rate, yield, settlement date and maturity of the investment, the Company's liquidity position, and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). The effect that the proposed investment would have on the Company's credit and interest rate risk, and risk-based capital is also given consideration during the evaluation.

Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) typically represent a participation interest in a pool of single-family or multi-family mortgages. The principal and interest payments on these mortgages are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and resell the participation interests in the form of securities, to investors such as the Company. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include Freddie Mac, Fannie Mae and the Government National Mortgage Association. Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that fall within a specific range and have varying maturities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. In addition, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize certain liabilities and obligations of the Company. These types of securities also permit the Company to optimize its regulatory capital because they have low risk weighting.

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

General. Deposits and loan repayments are the major sources of the Company's funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Company may use borrowings through correspondent banks on a short-term basis to compensate for reductions in the availability of funds from other sources.

Deposit Accounts. Substantially all of the Bank's depositors are residents of the State of Florida. Deposits are attracted from within the Bank's market area through the offering of a broad selection of deposit instruments, including negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, the Bank considers current market interest rates, profitability to the Bank, matching deposit and loan products and its customer preferences and concerns. The Bank reviews its deposit mix and pricing weekly. The Bank does not accept brokered deposits, nor has it aggressively sought jumbo certificates of deposit.

The Company currently offers certificates of deposit for terms not exceeding 60 months. As a result, the Company believes that it is better able to match the repricing of its liabilities to the repricing of its loan portfolio.

Borrowings. The Company has the ability to borrow from correspondent banks to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances are made pursuant to limitations on the amount of advances and are based on the financial condition of the member institution as well as the value and acceptability of collateral pledged.

Liquidity. The Bank is required by Florida law to maintain an average daily balance of specified liquid assets equal to a daily amount of not less than a specified percentage of its net withdrawable deposit accounts. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's liquidity ratio at December 31, 1999 exceeded the applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

DEPOSIT INSURANCE

The Bank's deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports and generally supervises the operation of its insured banks. Any insured bank which is not operated in accordance with or does not conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. Proceedings may be instituted against any insured bank or any director, officer, or employee of such bank engaging in unsafe and unsound practices, including the violation of applicable laws and regulations. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

As a FDIC-insured institution, the Bank is subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund's reserve ratio as it relates to estimated insured deposits (a ratio as the FDIC may determine in accordance with the statute). Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury (the "Treasury Department").

Effective January 1, 1993, the FDIC implemented a risk-based assessment schedule based on an institution's average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of the Federal Deposit Insurance Corporation Insurance Act ("FDICIA"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. The Bank is considered "adequately capitalized".

FEDERAL AND STATE TAXATION

Federal Taxation: The Company and the Bank report their income on a fiscal year, consolidated basis and the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below.

The following discussion of state tax matters is intended only as a summary and does not purport to be a comprehensive description of the state tax rules applicable to the Bank or the Company. Neither the Holding Corporation or the Bank have been audited by the IRS in the last five years.

State Taxation Florida. Florida-based corporations are subject to a state corporation and emergency excise tax which is based on income. There is also a tangible tax based on the value of personal property owned including investments and loans.

State Taxation Delaware. As a Delaware corporation not earning income in Delaware, the Company is exempted from Delaware corporate income tax, but is required to file an annual report with, and pay an annual franchise tax to, the State of Delaware.

YEAR 2000 CONSIDERATIONS

The Year 2000 Issue is the result of computer programs using two-digits instead of four-digits to represent the year. These computer systems, if not renovated, would be unable to interpret dates past 1999, which could cause a system failure or other computer errors, leading to a disruption in operations. The Company developed a five-phase program for year 2000 compliance, as outlined by the Federal Financial Institutions Examination Council (FFIEC) in a supervisory letter. The Company completed the Year 2000 Action Plan which management used to identify and correct Year 2000 compliance issues.

Subsequent to December 31, 1999, the transition into the year 2000 occurred and no problems were experienced. The Company continues to monitor its computer systems to ensure they are operating properly. The Company has not experienced any operational or financial problems related to the Year 2000 date change. The Company will continue to monitor all processing to ensure that no Year 2000 issues arise in the future. The Company has taken the necessary steps to validate and test its contingency plan in order to minimize the impact should there be a system failure in the future. Management believes that the Year 2000 issue will not pose any future operational problems.

The Year 2000 Issue also has a potential impact on the Company's borrowing customers and their ability to repay. Loan officers have been in constant communication with key bank borrowing customers to evaluate any problems related to computer and other system malfunction as a result of the Year 2000 Issue. To date, we have not been advised of any material year 2000 related problems by our customers.

                        ITEM 2. DESCRIPTION OF PROPERTY

The Company's headquarters is located at 1000 Brickell Avenue Suite 900 Miami, Florida 33131 while its mailing address is P.O. Box 6699 Hollywood, Florida 33081-6699. At this location, the Company is provided by it's Chairman and President, Mr. Connell, 300 square feet of office space on a monthly basis at no expense.

The Company's full service community banking office is located at Southern Security Bank Building 3475 Sheridan Street, Hollywood, Florida 33021-3607. At that location, the Company leases 5,212 square feet of space for its banking and office requirements under a lease which runs until December 31, 2013. Management believes that its leased facilities are adequate and well suited to its current operations.

                           ITEM 3. LEGAL PROCEEDINGS

The Company and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management does not believe that there is any pending proceeding against the Company or the Bank which, if determined adversely, would have a material effect on the business or financial position of the Company or the Bank.

          ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Annual Meeting of Shareholders of Southern Security held on December 21, 1999 the shareholders voted affirmatively to approve an amendment to Southern Security's Certificate of Incorporation to divide the Directors into three classes and providing that Directors will serve three-year terms rather than one-year terms. The amendment was deemed to be in the best interest of the Southern Security and its shareholders because it should enhance the continuity and stability of Southern Security's management and the policies formulated by the Board. At any given time, at least two-thirds of the Directors will have at least one year of experience as Directors of the Southern Security and with its business affairs and operations. With respect to the vote on the amendment, the shareholders voted as follows: for 4,080,335; against 0; abstentions and broker non-votes 0. At the Annual Meeting the shareholders also voted to elect a slate of directors consisting of R. David Butler and Harold C. Friend, M.D. to serve as Group I Directors until the Annual Meeting of Shareholders in 2000; Philip C. Modder and Eugene J. Strasser to serve as Group II Directors until the Annual Meeting of Shareholders in 2001; James L. Wilson and Timothy S. Butler to serve as Group III Directors until the Annual Meeting of Shareholders in 2002.

The following table shows the results of the vote for directors.

Name                       For                  Abstained

R. David Butler          4,080,335                  0
Harold C. Friend         4,080,335                  0
Philip C. Modder         4,080,335                  0
Eugene J. Strasser       4,080,335                  0
James L. Wilson          4,080,335                  0
Timothy S. Butler        4,080,335                  0

                                    PART II

        ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)  There is no public trading market for the Company's common equity.

(b) On March 24, 2000, there were 473 holders of record of the Company's Class A Voting Common Stock, and no shares of the Company's Class B Non-Voting Common Stock were issued or outstanding.

c) Dividends. The Company has not paid any dividends on its Common Stock since its inception and has no present intention of paying dividends to its shareholders in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The determination of the Board of Directors of the Holding Company to declare dividends in the future will depend upon the earnings, capital requirements, and financial position of the Company, and upon other factors they may deem relevant. The ability of the Holding Corporation to pay dividends is subject to statutory restrictions on cash dividends applicable to Florida corporations. Further, the Holding Corporation's only current source of income on which to pay dividends is through the payment of dividends or management fees by the Bank. The Bank may not declare or pay dividends on its common stock if such payment would cause it to be in violation of restrictions in the Florida Banking Code on the payment of dividends by Florida state banking corporations, such as the Bank. The Company is also subject to certain regulatory restrictions imposed by the Federal Reserve Board on the payment of dividends by member banks to their stockholders, and by the terms of agreements with the FRB and the State Comptroller and Banking Commissioner of Florida.

(d) Sales of unregistered securities. During the fiscal year ended December 31, 1999, the Company sold the following securities without registration under the Securities Act of 1933:

(1) During 1998, the Company sold 251,303 Units under a private offering at a price of $5.00 per Unit. Each Unit consisted of one share of Class A Common Stock and a warrant to purchase one additional share of Class A Common Stock at a price of $7.50 at any time prior to September 30, 2001. During the period from February 8, 1999 through March 25, 1999, the Company offered to permit the holders of the warrants to purchase ten shares of Class A Common stock for $5.00 in exchange for each of the warrants. A total of 84,500 warrants were tendered under that offer, resulting in the issuance of 845,000 shares and total proceeds of $422,500. All of the warrant holders were "accredited investors" within the meaning of Rule 501 of the SEC. The Company made the offering in reliance upon the exemptions from registration provided by sections 4(2) and4(6) of the securities Act of 19334 and Rule 506 of the SEC for sales by an issuer solely to accredited investors and not involving any public offering. No underwriters were used, and no underwriting discounts or commissions were paid in connection with this offering. In June of 1999, the Company offered to permit the remaining warrant holders to exchange each of their 166,803 warrants for three shares of Class A Common stock. All of the remaining warrants were exchanged under this offer resulting in the issuance of 500,409 shares of Class A Common stock. This exchange was exempt under
     Section 3(a)(9) of the Securities Act which exempts any security exchanged by the issuer with its existing security holders exclusively where no commission or remuneration is paid or given directly or indirectly for soliciting the exchange. This exchange was also exempt from registration under sections 4(2) and 4(6) of the Securities Act of 1933, and Rule 506 of the SEC for sales by an issuer solely to accredited investors and not involving any public offering.

(2) Commencing on August 6, 1999, the Company made a private offering of 7,285,714 Units at a price of $0.35 per Share of the Company's Class A Common Stock (the "1999 Offering"). The 1999 Offering resulted in the sale through March 24, 2000 of 3,553,566 Shares to 18 individuals, all of whom were "accredited investors" within the meaning of Rule 501 of the SEC, at aggregate price of $1,243,750. No underwriters were used, and no underwriting discounts or commissions were paid. The Company made the offering in reliance upon the exemptions from registration provided by Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of the SEC for sales by an issuer solely to accredited investors and not involving any public offering.

       ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Statements included in this document, or incorporated herein by reference, that do not relate to present or historical conditions are "forward looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward looking statements. Forward looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "estimates," "anticipates," and "plans" and similar expressions are intended to identify forward looking statements. Among the important factors on which such statements are based are assumptions concerning the business environment in Broward, Dade and Palm Beach Counties of Florida where the Bank operates, the availability of additional capital to help the Bank achieve the size necessary to achieve and sustain profitability, changes in interest rates, changes in the banking industry in general and particularly in the competitive environment in which the Bank operates, and changes in inflation.

OVERVIEW

The Company's principal asset is its ownership of a controlling interest in the Bank, which is a State of Florida chartered commercial banking company domiciled in Hollywood, Florida. The Bank, Southern Security Bank, which may be referred to as SSB, is a state chartered commercial bank regulated by the Florida Division of Banking and Finance, as its primary regulator. Since the Bank is a member of the Federal Reserve system, the Bank's secondary regulator is the Federal Reserve Bank of Atlanta.

The Company's results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a commercial banking business which consists of, in very general terms, attracting deposits from the general public and applying a majority of these funds (typically 60% to 75%) to the origination of commercial loans to small businesses, consumer loans, and secured real estate loans in its local trade area of South Florida. The balance (approximately 25% to 40%) is generally held in cash and invested in government guaranteed - investment grade securities. As of December 31, 1999, the Bank had approximately 1,050 deposit accounts and 490 loans outstanding.

The Bank's profitability depends primarily on generating sufficient net interest income (the difference between interest income received from loans and investments and the interest expense incurred on deposits) to offset the Bank's operating expenses. Any excess thereof is pre-tax profit earned by the Bank. The careful balance sought between the interest rate earned and frequency of rate changes, as that balance relates to that interest rate paid to the Bank's deposit base, determines the nature and extent to which the Bank may be profitable. For example, if the income generated by the Bank's net interest income plus non-interest income is in excess of the Bank's other non-interest expenses, operating expenses and loan loss reserves, the Bank should be operating profitably. Non-interest expenses consist primarily of personnel compensation and benefits, occupancy and related expenses, deposit insurance premiums paid the FDIC, as well as other operating expenses. Non-Interest income consists primarily of loan origination fees, discounts on accounts receivable purchases, service charges and gains on securities transactions.

OPERATING HISTORY

Since the acquisition of its affiliate Bank on December 16, 1993, through the acquisition of 96.6% of the Bank's outstanding common stock, the Company has focused its attention on maximizing asset quality and minimizing expenses. For the three-year period prior to the Company's control of the Bank, cumulative loan losses and charge-offs were in excess of more than $1,200,000. For the last three years, cumulative net losses in this category were less than $183,000. Total classified assets as a percentage of total loans at December 16, 1993 exceeded 48% and as of December 31, 1999 were at 2.68%. The Bank's loan portfolio since the acquisition date has grown to approximately $13.0 million and total assets have grown from $13 million to $17.5 million. Management believes that the Bank has addressed many of those historic problem areas that impeded the Bank from obtaining normalized operating profits. In the case of the Bank, the predominant impediments at acquisition were the Bank's dangerous under-capitalization and the poor asset quality of its loan portfolio. Management believes the Bank currently has high asset quality, and that the Bank's capital exceeds statutory guidelines. However, management believes that the Bank currently has a low level of earning assets as they relate to operating expenses. Management is seeking to correct this problem by increasing the level of earning assets (predominantly by increasing the loan portfolio) and increasing the level of capital in support of this growth.

Although the Company has implemented a program of increasing net loans, which have increased to nearly $12.8 million as of December 31, 1999 from less than $7 million at December 31, 1993, this earning asset category requires an additional $8 million in growth to bring the Bank to profitability. The loan growth experienced was financed by a corresponding growth in the deposit base of the Bank, and by an infusion of new capital at the Bank level. Generally, banks maintain an average loan to deposit ratio of 75%, and for the Bank to increase its loan portfolio by $8 million, its deposit base will require growth of $11 million. To support this level of balance sheet growth, the Bank's capital will need to grow by approximately $800,000. Thus, management believes that a relatively small amount of additional capital should bring the Bank to marginal profitability. Additional capitalization should provide a foundation for future growth and profitability, including the opening of additional branches to be located in Boca Raton, Florida and Miami, Florida.

RESULTS OF OPERATIONS

Average Balance Sheet. An analysis of the Company's average balance sheet levels for the last two years is presented in the following table. The Company's net interest income increased 3.0% percent over 1998. This increase was the result of the reduction of higher rate deposits. The average yield/rate for interest-earning assets increased 1.65% from 1998 to 1999 while the average yield/rate of interest-bearing liabilities decreased 19.08% from 1998 to 1999.

                                                       Southern Security Bank Corporation
                                                           Average Balance Sheet Analysis

                                         December
                                         31, 1999                    1999                                    1998
                                         Average      Average      Average      Average                     Average
                                        Yield/Rate    Balance     Interest     Yield/Rate      Balance      Interest     Yield/Rate
                                        ----------    -------     --------     ----------      -------      --------     ----------

Assets:                                          (Dollars in Thousands)                       (Dollars in Thousands)

Interest-earning assets:
   Investments (1)                                      871          54          6.20%         1,596          120          7.52%
   Federal funds sold                    n/a          3,222         161          5.00%         5,038          274          5.44%
   Loans receivable (2)                              13,797       1,329          9.63%        15,347        1,473          9.60%
                                                    -------       -----       --------       -------       ------       --------
    Total interest earning assets                    17,890       1,544          8.63%        21,981        1,867          8.49%
        Noninterest-earning assets                    2,516                                    2,731
                                                      -----                                    -----
         Total                                       20,406                                   24,712
                                                     ======                                   ======

Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
   NOW and money market accounts         1.85%        4,944         95           1.92%         5,066          116          2.29%
   Savings accounts                      1.64%          511         10           1.64%           407            8          1.97%
   Certificates of deposit               5.49%        8,298        425           5.12%        13,036          755          5.79%
   Other                                 6.00%          100          8           6.00%           137           10          7.30%
                                                    -------      -----        --------       -------       ------       --------
      Total interest-bearing liabilities             13,953        538           3.86%        18,646          889          4.77%
                                                     ------        ---          -----         ------          ---          -----
      Noninterest bearing liabilities                 5,245                                    5,177
      Stockholders' equity                            1,208                                      889
                                                      -----                                     ----
      Total                                          20,406                                   24,712
                                                     ======                                   ======
Net Interest income and net yield
   on interest-earning assets                                    1,006           5.62%                        978          4.45%
                                                                   ===           =====                        ===          =====



(1)  Includes investment securities and Federal Reserve Bank stock.
(2)  Includes loans for which the accrual of interest has been suspended.

Net Income (loss) for the respective periods of 1999 and 1998 was ($652,000) and ($584,000) which represents an increase in the net loss by $68,000 due to a combination of factors as described below.

Analysis of Changes in Interest Income and Interest Expense. Interest income during 1999 was $1,544,000 as compared to $1,867,000 for 1998 due to a reduction of $4.0 million in total average assets from 1998 to 1999. Interest expense for this period was $538,000 for 1999, and $889,000 for 1998, representing a decrease of $351,000, which was largely due to a decrease in the amount of interest bearing deposits held by the Bank and a related decrease in rates for deposits. The resultant net interest income was $1,006,000 in 1999 and $978,000 for 1998, reflecting an increase of approximately $28,000. Management believes that this increase, although not indicative of future performance, does demonstrate stabilization.

The impact of the bank's strategies can be seen in the table titled Analysis of Changes in Interest Income and Interest Expense. The table indicates changes in net interest income resulting either from changes in average balances or to changes in average rates for earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) change in volume (change in volume multiplied by prior year rate); (ii) change in rate (change in rate multiplied by prior year volume); (iii) change in rate/volume (change in rate multiplied by change in volume); and (iv) total change in rate and volume.

                                                                     Southern Security Bank Corporation
                                                       Analysis of Changes in Interest Income and Interest Expense
-----------------------------------------------------------------------------------------------------------------------------------
                                                       1999 vs. 1998                             1998 vs. 1997
                                            Increase (Decrease) Attributable to      Increase (Decrease) Attributable to

                                     Volume     Rate   Rate/Volume    Net         Volume         Rate  Rate/Volume    Net
                                     ------     ----   -----------    ---         ------         ----  -----------    --

                                                                  (Dollars in Thousands)
Interest Income on:
   Investments                        (55)    (21)         10         (66)           (128)      23       (12)      (117)
   Federal funds sold                 (99)    (22)          8        (113)            197       (3)       (7)       187
   Loans receivable                  (149)      5           0        (144)            489      (89)      (40)       360
                                    ------    ----    --------       -----       ---------      --    -------       ---
      Total interest income on
      interest-earning assets        (303)    (38)         18        (323)           558       (69)      (59)       430
Interest expense on:
   NOW and money market accounts       (3)    (19)          1         (21)              1      (11)        0        (10)
   Savings accounts                     4      (1)         (1)          2               0        0         0          0
   Certificates of deposit           (274)    (67)         31        (330)            320       10         9        339
   Other                               (3)      1           0          (2)              0        1         1          2
      Total interest expense on
      interest-bearing liabilities   (276)   (106)         31        (351)            321        0        10        331
Increase (decrease) in net
   interest income                    (27)     68         (13)         28             237      (69)      (69)        99
                                  ========   =====   =========   =========   =============   ======   =======   =======


Other Income and Expenses. Total other income was $121,000 during 1999 compared with $176,000 for 1998, which represents a decrease of $55,000 in this category due to a reduction of $25,000 in amortization of negative goodwill and a smaller reduction in miscellaneous bank service charge income. Salaries and employee benefits totaled $877,000 and $743,000 for 1999 and 1998 respectively, which represents an increase of $134,000. During the year ended December 31, 1998, one officer voluntarily agreed to permanently forgive $125,000 of compensation due and the related liability was decreased accordingly. Total other expenses were $906,000 and $956,000 for 1999 and 1998, respectively, which represents a reduction of $50,000 (5.2%).

Federal Income Taxes. At December 31, 1999, the Company had net operating loss carry-forwards for federal income tax purposes available to offset future federal taxable income, in the amount of $8,694,000 with specific amounts expiring each year from 2002 through the year 2019. No deferred tax asset has been recognized because the Company's past results of operations do not indicate that it is more likely than not such net operating losses will be used in the future.

FINANCIAL CONDITION

Asset/Liability Management. A principal objective of the Bank's asset/liability management strategy is to minimize the Bank's exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of the Asset and Liability Committee (ALCO) of the Bank which establishes policies and monitors results to control interest rate sensitivity.

ALCO examines the extent to which its assets and liabilities are interest rate sensitive and monitors the Bank's interest rate sensitivity GAP. An asset or liability is considered to be interest rate-sensitive if it will be repriced or mature within the time period analyzed, usually one year or less. The interest rate sensitivity GAP is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time periods. A GAP is considered positive when the amount of interest rate-sensitive assets is greater than the amount of interest rate-sensitive liabilities. The GAP is considered negative when the amount of interest rate-sensitive assets is less than the amount of interest rate-sensitive liabilities. During a period of rising interest rates, a positive GAP would tend to result in an increase in net interest income; and a negative GAP would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative GAP would tend to result in an increase in net interest rates, while a positive GAP would tend to adversely affect net interest income.

If the repricing of the Bank's assets and liabilities were equally flexible and moved concurrently, the impact of any increases or decreases in interest rates on net interest income would be minimal. However, as commercial banking companies generally have a significant quantity of their earning assets in Rate-Over-Prime, rate-adjusted-day-of-change earning assets, GAP management is critical, as very few, if any, rate-sensitive liabilities (deposit accounts) adjust at such a rapid frequency.

The ALCO  committee  evaluates the Bank's GAP  position,  and  stratifies  these results according to how often the repayment of particular assets and liabilities are impacted by changes in interest rates. Additionally, income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates; thus, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Additionally, certain types of earning assets (variable rate mortgage loans, for example) may have interest caps which may limit the level of rate-increases, even though general market interest rates increase. The management of GAP is further complicated by asset (loan) prepayment and/or early withdrawal of liabilities (deposits). In volatile interest rate markets the level of assets and liabilities assumed by bank managers may not have accounted for the deviation that has occurred in the unpredictable interest rate environment.

Therefore, Bank management and the ALCO committee's strategy are to maintain a balanced interest rate risk position to protect its net interest margin from market fluctuations. They review, on at least a monthly basis, the maturity and repricing of assets and liabilities for the various time period traunches considered. The Bank's ALCO policy limits for GAP and the Bank's position with respect to various time traunches at December 31, 1999 are:

     Total Rate-Sensitive Assets,  RSA/Total Rate Sensitive  Liabilities,  RSL =
     0.80 to 1.20; the Bank is at 1.24.
     RSA/RSL (0 to 365 days) = 0.80 to 1.20; the Bank is at .89.
     RSA/RSL (0 to 90 days) = 0.80 to 1.20; the Bank is at 1.22.
     RSA/RSL (91-365 days)= 0.80 to 1.20; the Bank is at 0.45.
     0 to 365 day GAP/Total Assets = +/- 10%; the Bank is at -6.41%.
     0 to 90 day GAP/Total Assets = +/- 10%; the Bank is at +7.35%.
     91 to 365 day GAP/Total Assets = +/- 10%; the Bank is at -13.76%.

The Bank's view of these GAP positions is as follows:

1. Total RSA/Total RSL Ratio: Out of "Target" of .80 to 1.20 at 1.24. Rate sensitive assets currently outweigh rate sensitive liabilities. Management is pursuing a program to obtain additional rate sensitive liabilities at an accelerated pace to that of assets. This is accomplished through repricing opportunities as well as occasions to amend maturities.

2.   RSA/RSL - 0 to 365 Day: Within "Target" tolerance of .80 - 1.20 at .89.

3. RSA/RSL - 0 to 90 Day: Out of "Target" of .80 - 1.20 at 1.22. The most applicable and currently achievable strategy is to further decrease the core deposit base within this time horizon.

4. RSA/RSL - 91 - 365 Day: Out of "Target" of .80 - 1.20 at 0.45. The most applicable and currently achievable strategy is to further increase the core deposit base within this time horizon.

5. 0 - 365 Day GAP/Total Assets Month End: Within "Guideline" of -10% through +10% at -6.41%.

6. 0 - 90 Day GAP/Total Assets Month End: Within "Target" of -10% through +10% at +7.35%.

7. 91-365 Day GAP/Total Assets Month End: Out of "Target" of -10% through +10% at -13.76%. This category is a component of numeral 5 above and is interrelated with numeral 6 above, however, are inverted. The most applicable and currently achievable strategy is to increase investments in higher yielding loans which will reprice from within 4 to 12 months or to reduce CD's.

Interest Rate Risk: The Company does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Company does not intend to engage in such activities in the immediate future.

Loan Maturity Schedule: The following schedule sets forth the time to contractual maturity of the Bank's loan portfolio at December 31, 1999. Loans which have adjustable rates and fixed rates are all shown in the period of contractual maturity. Demand loans, loans having no contractual maturity and overdrafts are reported as due in one year or less.

                                                One Year       One to          Over                       Home
                                  Total          or Less      Five Years     Five Years    Nonaccrual     Equity
                                  -----          -------      ----------     ----------    ----------     ------
Residential Real Estate
   Fixed Rate                    1,739,198   $         -   $    253,766   $  1,485,432   $       -     $        -
   Adjustable Rate               1,115,034             -         20,742        918,756           -        175,536
Consumer
   Fixed rate                    3,493,057        79,244      3,412,314              -           -          1,499
   Adjustable rate                 575,141       139,904        435,237              -           -              -
Commercial
   Fixed rate                    1,033,545       765,944        267,601              -           -              -
   Adjustable rate               1,744,625       979,188        566,987        198,450           -              -
Commercial Real Estate
   Fixed rate                      403,864             -        382,751         21,113           -              -
   Adjustable rate               2,595,131       510,584        278,305        867,546           -        938,696
Other                              254,676       254,676             -               -           -              -
                             -------------   -----------   ------------   ------------   ---------      ---------
                             $  12,954,271   $ 2,729,540   $ 5,617,703   $  3,491,296   $        -    $ 1,115,731
                                              ==========    ===========    ===========    ========      =========
Add deferred loan costs             17,666
                              ------------
                                12,971,937
                              ============

Fixed rate loans due after one year total approximately $5.8 million and adjustable rate loans due after one year total approximately $4.4 million. Adjustable rate loans which reprice after December 31, 2000 total approximately $940,000 at December 31, 1999.

The Bank extends credit with terms, rates and fees commensurate with those in its market place for like types of credit. Loan maturities may positively or negatively impact the Bank's GAP position and, ultimately, its profitability.

Securities Portfolio. The Company's investment securities portfolio consists of high quality securities. The maturity distribution of the securities portfolio is reflected in the following Table of Maturities of Investment Securities. The average yield/rate for the Company's investment portfolio increased from 6.37% in 1998 to 6.56% at December 31, 1999.


                                                  Southern Security Bank Corporation
                                                 Maturities of Investment Securities

                                                              December 31, 1999


                           One Year or Less   Through Five Years  Through Ten Years    After Ten Years             Total
                         -------------------  ------------------  ------------------   ----------------  -----------------------
                                   Weighted           Weighted            Weighted             Weighted                 Weighted
                          Carrying  Average  Carrying  Average  Carrying  Average    Carrying  Average   Carrying       Average
                          Value     Yield    Value     Yield      Value    Yield      Value     Yield     Value          Yield

                                                                (Dollars in Thousands)
U.S. Treasury Securities

   Held to maturity       $     --    -- %  $249,763    6.51 %    $  --      --%   $      --       --%   $  249,763     6.51%
   Available for Sale     $ 50,538   5.30%        --      --         --      --           --       --        50,538     5.30

Mortgage-backed securities:
   Held to maturity             --    --      71,145    7.21         --      --           --       --        71,145     7.21
   Available for Sale           --    --          --      --         --      --      196,557     6.71       196,557     6.71

U.S. government corporations
and agencies:
   Held to Maturity             --    --          --      --         --      --           --         --            --      --
   Available for sale           --    --          --      --         --      --           --         --            --      --

      Total               $ 50,538  5.30%  $320,908    6.67%       $--      -- %   $196,557       6.67%     $568,003    6.56%
                            ======= =====   ========   =====       =====   =====    ========      =====      ========   =====


Asset Quality. The Bank's management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. The earning asset portfolio (exclusive of investment securities) is generally split into five categories, four of which are types of loans, and the fifth is accounts receivable purchase financing. Loan concentrations are defined as loans outstanding that are segregated into similar collateral types and/or nature of cash-flow income generation, which may cause a correspondingly similar impact with a particular economic or other condition. The Company routinely monitors these concentrations in order to make necessary adjustments in its lending practices that most clearly reflect the economic conditions and trends, loan ratios, loan covenants, asset valuations, and industry trends.

Displayed below are the percentages of the total loan portfolio as of December 31, 1999 and December 31, 1998:

                                            1999     1998

 Commercial Loans:                          19%      15%
 Consumer & Installment Loans:              31%      41%
 Residential Mortgage Loans:                22%      19%
 Commercial Mortgage Loans:                 23%      21%
 Accounts Receivable:                        5%       4%

The trends illustrated in the above chart reflect managements continuing efforts to shorten maturities and to increase floating rate earnings assets as opportunities are presented.

In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk loans. In view of the relative significance of real estate related loans, a downturn in the value of the value of real estate property could have an adverse impact on the Company's profitability. As part of the Bank's loan policy and loan management strategy, the Bank typically limits its loan-to-value ratio to a maximum of 50%-80% depending on the type of real property secured thereby. The use of qualified third party certified appraisers for property valuations, and property inspections by knowledgeable bank officials helps mitigate real property loan risks.

The Directors Loan and Discount Committee for the Bank concentrates its efforts and resources and that of its senior management and lending officers on loan review and underwriting procedures and standards. Internal controls include ongoing reviews of loans made to monitor documentation and ensure the existence and valuations of collateral, early detection of loan degradation, and regional economic conditions.

Classification of Assets. Generally, interest on loans is accrued and credited to income based on the outstanding balance of the contract obligations of each loan/receivable contract. It is the Bank's policy to discontinue the accrual of interest income and classify loan(s)/asset(s) as non-accrual when principal or interest is past-due 90 days or more and/or the loan is not properly/adequately collateralized, or if in the belief of Bank management principal and/or interest is not likely to be paid accordance with the terms of the obligation/documentation. As of December 31, 1999 delinquent loans greater than 30 and less than 90 days totaled $414,000; Classified loans totaled $63,000; and Other Real Estate Owned (consisting of 3 condominium units and one unimproved lot) totaled $268,000.

Non-performing Assets. Non-performing assets consist of loans that are past due 90 days or more which are still accruing interest, loans on nonaccrual status and OREO and other foreclosed assets. The following table sets forth information with respect to nonperforming assets identified by the Bank, including nonaccrual loans, loans past due 90 days or more and still accruing and real estate owned at December 31, 1999 and 1998.

                                               1999              1998
                                               ----------------------
                                               (Dollars in Thousands)

Nonaccrual loans
  Real estate                                   0                  0
  Commercial                                    0                 50
Accrual loans - Past Due 90 days or more
  Real estate                                   0                109
  Installment                                  80                 54
Restructured loans                             --                 --
Real estate owned                             268                414
                                              ---                ---

  Total nonperforming assets                  348                627
                                              ===                ===

In addition to the assets disclosed above, the Bank has one loan with a balance of $45,000 at December 31, 1999 which has been classified as doubtful. Total nonperforming assets have decreased in 1999 from 1998 by $279,000 (44%). Nonaccrual loans decreased by $50,000 and real estate owned decreased by $146,000 (35%) due to the sale of two properties during 1999. Accrual loans over 90 days decreased by $83,000 (51%).

Allowances for Loan Losses, the reserve, is established though a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb possible losses inherent in existing loans and loan commitments, based on evaluations of collection and prior loss experience. Management evaluates the adequacy of the allowance monthly, or more frequently as necessary. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, specific identified problem assets/loans, and current anticipated economic conditions that may effect the borrower's ability to fulfill its contractual commitment(s). As of December 31, 1999, the Bank has set a conservative loan loss percentage at no less than 1.44% of total loan portfolio balance.

The following table sets forth the composition of the allowance for loan losses by type of loan at the dates indicated. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

                                                1999                        1998
                                                ----                        ----

                                                     Amount of                  Amount of
                                       Amount of     Loans to      Amount of    Loans to
                                       Allowance    Gross Loans    Allowance   Gross Loans
                                       ---------    -----------    ---------   -----------
Commercial                           $    42,245       23%        $  37,450       19%
Commercial Real Estate                    27,551       15%           65,905       21%
Residential Real Estate                   45,919       25%           48,889       19%
Consumer                                  64,286       35%          118,527       40%
Other                                      3,675        2%              728        1%
                                     -----------   ----------     ---------   ----------
Total allowance for loan losses      $   183,676      100%        $ 271,499      100%
                                     ===========   ==========     =========   ==========


Liabilities and Stockholders' Equity: The Liability side of the balance sheet has great significance to the profitable operation of a banking company.
Deposits are the major source of the Bank's funds for lending and other investment activities. Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts and certificates of deposits (known as CD's). Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and Federal regulations.

Federal Regulations promulgated by the FDIC pursuant to the Federal Deposit Insurance Company Improvement Act of 1991, place limitations on the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of Charter in the institution's market area.

The following table sets forth the Deposit base of the Bank at the close of business on December 31, 1999 and December 31, 1998. The Company views the deposit base as a good core deposit base that is stable and improving. Non-interest bearing transaction accounts are on a demand basis, and as such, balances continually fluctuate.


                                              Southern Security Bank
                                                 Deposit Accounts
                                                 December 31, 1999

                                                    1999                                    1998
                                       -------------------------------      ----------------------------------
                                                 Weighted                                 Weighted
                                                  Average      % of                        Average      % of
                                       Amount      Rate       Deposits       Amount         Rate      Deposits
                                       ------      ----       --------       ------         ----      --------
Noninterest bearing accounts:        3,525,043     0.00%      22.46%       5,138,392       0.00%      25.38%
Interest bearing accounts:
   NOW accounts                      1,893,708     1.70%      12.07%       1,601,587       1.91%       7.91%
    Money market deposit accounts    2,674,489     1.95%      17.04%       2,745,687       2.25%      13.56%
   Savings accounts                    655,206     1.64%       4.17%         725,038       2.05%       3.58%
Time deposits                        6,945,645     5.49%      44.26%      10,033,342       5.52%      49.56%
                                    ----------                             ---------
   Total deposits                   15,694,091                            20,244,046
                                    ==========                            ==========


The following table sets forth information with respect to the Company's return on assets and the return on equity for the years ending December 31, 1999 and 1998, and the ratio of average equity to average assets for those years.

                                                       1999             1998
                                                       (Dollars in Thousands)
                                                        --------------------
Net loss                                               $  (652)     $  (584)
Average total assets                                    20,406       24,712
Average total equity                                     1,208          889
Return on average assets                                  (3.2%)       (2.4%)
Return on average equity                                 (54.1%)      (65.7%)
Average Equity to average assets ratio                     4.5%         3.6%


Average total assets decreased in 1999 by $4.0 million from 1998 due to managements decision to pursue lower cost deposits and to attract liabilities only to the extent of funding needs for asset deployment. The combination of these two factors negatively impacted both the return on average assets and the return on average equity, however, permit the bank to continue its balance sheet for future liquidity, GAP, and relationship strategies. Through the increase of equity through stock sales and the reduction of the average assets, the equity to assets ratio increased from 3.6% in 1998 to 5.9% in 1999.

There were no dividends declared in the years ended December 31, 1999 and 1998.

Equity and Capital Resources. The Bank is subject to various regulatory capital requirements administered by Federal and State banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if not undertaken, could have a direct material effect on the Bank's financial statements and operation. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies.

The Bank's capital accounts and classifications are also subject to qualitative judgements by the regulators about components, risk weighting, and other factors. Quantitative and qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table as of December 31, 1999 below, of total and Tier-1 capital, as defined by regulation, to risk weighted assets, and of Tier-1 capital to average assets. Management believes that as of December 31, 1999 it has met the capital adequacy requirements as defined by these definitions.

The Bank in its written agreement with the regulators agreed to maintain a 7.00% ratio of capital to total assets, which was at 7.22% at December 31, 1999. The second column below with the indication "Adequately" is that regulatory definition for an Adequately Capitalized banking institution. The right column below with the indication "Well" is that regulatory definition for a Well Capitalized banking institution.

     Regulator Definition for each Capital Tier Category       SSB       Adequately    Well
     Tier-2 Capital = Tier-2 Cap/Risk Weighted Assets         12.86%       8.00%       10.0%
     Tier-1 Risk = Tier-1 Cap/Risk Weighted Assets            11.61%       4.00%        6.0%
     Tier-1 Leverage = Tier-1 Cap/Avg Quarterly Assets         8.38%       4.00%        5.0%


EFFECT OF GOVERNMENT POLICY, FUTURE LEGISLATION AND CHANGING FINANCIAL MARKETS

One of the primary determinants of the Company's future success and profitability is the interest rate differentials obtained by its affiliate banking institution. The Bank's earning capacity will be largely controlled by the difference between the interest rate paid on its deposits and other borrowing and the interest rates received on loans to customers and securities held in its investment portfolio. The value and yields of its assets and the rate paid on its liabilities are sensitive to changes in prevailing rates of interest. Consequently, the earnings and growth of the Company will be influenced by general economic conditions, the monetary and fiscal policies of the federal government and policies of regulatory agencies which implement national monetary policy. The nature and impact of any future changes in monetary policies cannot be predicted. The entire regulatory environment which controls the banking industry in the United States is undergoing significant change, both as to the banking industry itself and the permissible competition between banks and non-banking financial institutions. There have been significant regulatory changes in the areas of bank mergers and acquisitions, the products and services offered by banks and the non-banking activities in which bank holding companies may engage. Partly as a result of such changes, banks are now actively competing with other types of depository institutions and with non-bank financial institutions such as money market funds, brokerage firms, insurance companies and other financial services organizations. It is not possible at this time to assess what impact these changes will ultimately have on the Company and its operations. Certain legislative and regulatory proposals that could affect the Company are pending, or may be introduced, in the United States Congress, the Florida legislature and various other governmental agencies. These proposals could further alter the structure, regulation and competitive relationship of financial institutions and may subject the Company to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any future legislation or regulations will be enacted or to the extent to which the business of the Company will be affected by such matters.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and accompanying footnotes have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature and changes in market interest rates have a greater impact on its performance than do the effects of inflation.

REGULATORY MATTERS

See Note 15 in independent auditors financial report for December 31, 1999 regarding "Regulatory Matters and Going Concern Considerations".

                          ITEM 7. FINANCIAL STATEMENTS

SOUTHERN SECURITY BANK CORPORATION AND SUBSIDIARY
Consolidated Financial Report

December 31, 1999

                          Independent Auditor's Report

To the Board of Directors and Stockholders
Southern Security Bank Corporation and Subsidiary
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of Southern Security Bank Corporation and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Security Bank Corporation and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Fort Lauderdale, Florida
March 28, 2000

Southern Security Bank Corporation and Subsidiary


Consolidated Balance Sheets
December 31, 1999 and 1998


ASSETS                                                                     1999                       1998
-----------------------------------------------------------------------------------------------------------
Cash and due from banks (Note 2)                                           $  1,430,387          $1,012,269

Federal funds sold                                                            1,744,933           4,845,000

                                                                           ---------------------------------
   Total cash and cash equivalents                                            3,175,320           5,857,269

Securities held to maturity (fair value 1999 $321,527;
   1998 $359,033) (Note 3)                                                      320,908             350,883

Securities available for sale (amortized cost 1999
   $251,621; 1998 $274,458) (Note 3)                                            247,095             277,970

Federal Reserve Bank stock, at cost                                              88,600              84,300

Loans, net (Notes 4, 12 and 16)                                              12,788,261          14,612,998

Premises and equipment (Note 5)                                                 339,707             344,592

Other real estate owned                                                         267,634             414,298

Accrued interest receivable                                                     107,017             136,854

Other assets                                                                    150,021             181,677

                                                                           --------------------------------
                                                                          $  17,484,563         $22,260,841
                                                                           =======================================

See Notes to Consolidated Financial Statements.

Southern Security Bank Corporation and Subsidiary


Consolidated Balance Sheets
December 31, 1999 and 1998


LIABILITIES AND STOCKHOLDERS' EQUITY                                        1999                      1998
-------------------------------------------------------------------------------------------------------------
Liabilities:

Noninterest-bearing deposits                                                $  3,525,043          $5,138,392

Interest-bearing deposits (Note 6)                                            12,169,048          15,105,654
                                                                           ----------------------------------
Total deposits                                                                15,694,091          20,244,046

Notes payable (Note 8)                                                           100,000             100,000

Other liabilities                                                                704,665             661,184
                                                                           ---------------------------------
Total liabilities                                                             16,498,756          21,005,230
                                                                           ---------------------------------
Commitments and contingencies (Notes 13, 15 and 16)
Minority interest in subsidiary                                                   31,692              39,491
  Stockholders' equity (Notes 9, 10, and 14):                               ---------------------------------
 Preferred stock, 3,800,000 authorized, none issued and
   outstanding, terms determined upon issuance
 Series A voting convertible preferred stock, $.01 par
   value; $1.50 liquidation value; 1,200,000 shares
   authorized; none issued and outstanding
 Class A voting common stock, $.01 par value; 30,000,000 1,644,988 shares authorized; issued and outstanding 1999
   5,913,050 shares; 1998 4,567,641 shares                                        59,130              45,676
 Class B nonvoting convertible common stock,
   $.01 par value; 5,000,000 shares authorized;
   none issued and outstanding
 Capital surplus                                                               5,921,300           5,537,269
 Accumulated deficit                                                          (5,021,898)         (4,370,251)
                                                                           ---------------------------------
                                                                                 958,532           1,212,694
                                                                           ---------------------------------
Accumulated other comprehensive income (loss)                                     (4,417)              3,426
                                                                           ---------------------------------
       Total stockholders' equity                                                954,115           1,216,120

                                                                           ---------------------------------
                                                                           $  17,484,563         $22,260,841
                                                                           =================================

Southern Security Bank Corporation and Subsidiary

Consolidated Statements Of Operations
Years Ended December 31, 1999 and 1998



                                                                                1999               1998
-----------------------------------------------------------------------------------------------------------
Interest income:
     Loans, including fees                                                 $131,328,510          $1,472,713
     Securities                                                                  54,449             120,146
     Federal funds sold                                                         160,579             273,926
                                                                           --------------------------------
                                                                              1,543,538           1,866,785
Interest expense                                                                537,568             889,292
                                                                           --------------------------------
     Net interest income                                                      1,005,970             977,493

Provision for loan losses (Note 4)                                                                   40,000
                                                                           --------------------------------
     Net interest income after provision for loan losses                      1,005,970             937,493
                                                                           --------------------------------
Other income:
     Service charges on deposit accounts                                       121,441              136,298
     Securities gains (losses), net (Note 3)                                                            543
     Other                                                                                           39,635
                                                                           --------------------------------
     Total other income                                                        121,441              176,476
                                                                           --------------------------------

Other expenses:
     Salaries and employee benefits                                            877,348             743,373
     Occupancy and equipment                                                   345,568             321,349
     Data and item processing                                                   85,831              72,505
     Professional fees                                                         174,468             140,383
     Insurance                                                                  93,725              91,886
     Other                                                                     206,132             330,181
                                                                           -------------------------------
     Total other expenses                                                    1,783,072           1,699,677
                                                                           -------------------------------

     Net loss before minority interest in
     net loss of subsidiary                                                  (655,661)            (585,708)

Minority interest in net loss of subsidiary                                     4,014                1,687
                                                                           -------------------------------
     Net loss                                                             $  (651,647)           $(584,021)
                                                                           ===============================

Basic and diluted earnings (loss) per share  (Note 11)                       $  (0.12)              $(0.13)
                                                                           ===============================



See Notes to Consolidated Financial Statements.

Southern Security Bank corporation and Subsidiary

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 1999 and 1998


                                                          Comprehensive                  Preferred Stock
                                                                              -------------------------------------
                                                             Income             Shares                 Amount

------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997
 Comprehensive income (loss):                              -                      -                  $     -
  Net loss                                                  $  (584,021)          -                        -
  Other comprehensive income, net of tax:
   Change in unrealized gain (loss) on
    securities available for sale (Note 3)                        2,734           -                        -
                                                          --------------------
  Comprehensive (loss)                                      $  (581,287)
                                                          ====================
  Issuance of stock
                                                                                -------------------------------------
Balance, December 31, 1998
 Comprehensive income (loss):
  Net loss                                                  $  (651,647)          -                       -
   Other comprehensive income (loss), net of tax:
    Change in unrealized gain (loss) on
     securities available for sale (Note 3)                      (7,843)          -                       -
                                                          --------------------
  Comprehensive income (loss)                               $  (659,490)          -                       -
                                                          ====================
  Issuance of stock (Note  9)
                                                                                -------------------------------------
Balance, December 31, 1999                                                        -                 $     -

                                                                                =====================================

See Notes to Consolidated Financial Statements.


                                                                           Accumulated
                                                                             Other
          Common Stock               Paid - In         Accumulated       Comprehensive
      Shares        Amount            Capital           (Deficit)           Income          Total
---------------------------------------------------------------------------------------------------
   4,299,673       $ 42,997          $ 4,215,371        $ (3,786,230)        $692          $472,830

                                                            (584,021)                      (584,021)

                                                                            2,734             2,734

     267,968          2,679            1,321,898                                          1,324,577
---------------------------------------------------------------------------------------------------
   4,567,641         45,676            5,537,269           (4,370,251)      3,426         1,216,120

                                                             (651,647)                     (651,647)

                                                                           (7,843)           (7,843)
   1,345,409         13,454              384,031                                            397,485
---------------------------------------------------------------------------------------------------
   5,913,050       $ 59,130          $ 5,921,300        $  (5,021,898)    $(4,417)         $954,115
===================================================================================================

SOUTHERN SECURITY BANK CORPORATION AND SUBSIDIARY

CONSOLIDATED Statements of Cash Flows (Note 17) Years Ended December 31, 1999 and 1998


                                                                               1999                1998
--------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
 Net loss                                                                $  (651,647)          $(584,021)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Net accretion on securities                                                (3,495)             (22,133)
  Provision for loan losses                                                                       40,000
  Provision for losses on other real estate owned                                                  7,000
  Depreciation and amortization                                              92,416               79,485
  Loss on sale of other real estate owned                                    12,268
  Securities (gains) losses, net                                                                    (543)
  Minority interest in net loss of subsidiary                                (4,014)              (1,687)
  Issuance of common stock as compensation
    for services                                                                                  89,325
  (Increase) decrease in:
    Accrued interest receivable                                              29,837              (10,984)
    Other assets                                                             28,067               (7,471)
  Increase in other liabilities                                              43,481              208,634
                                                                          ------------------------------
     Net cash used in operating activities                                 (453,087)            (202,395)
                                                                          ------------------------------

Cash Flows From Investing Activities
  Net cash flows from securities                                             52,007            1,583,006
  Loan originations and principal collections on loans, net               1,890,429            3,519,073
  Purchases of loans                                                                            (5,723,793)
  Purchase of premises and equipment                                        (87,531)             (24,278)
  Proceeds from sale of other real estate owned                              68,704
                                                                        ------------------------------
     Net cash provided by (used in) investing activities                  1,923,609             (645,992)
                                                                          ------------------------------
Cash Flows From Financing Activities
  Net decrease in federal funds purchased
  and securities sold under repurchase agreements                                               (206,000)
  Net increase (decrease) in deposits                                    (4,549,956)           4,568,735
  Proceeds from issuance of stock                                           397,485            1,235,252
                                                                          ------------------------------
     Net cash provided by (used in) financing activities                 (4,152,471)           5,597,987
                                                                          ------------------------------
     Net increase (decrease) in cash and cash equivalents                (2,681,949)           4,749,600

Cash and cash equivalents:
  Beginning                                                               5,857,269            1,107,669
                                                                          ------------------------------
  Ending                                                               $  3,175,320           $5,857,269
                                                                          ==============================

See Notes to Consolidated Financial Statements.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Southern Security Bank Corporation (the "Company") provides a full range of banking services to individual and corporate customers in Southeast Florida through its subsidiary bank.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Southern Security Bank Corporation and its majority-owned subsidiary, Southern Security Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation: The financial statements of Southern Security Bank Corporation and its subsidiary have been prepared in conformity with generally accepted accounting principles and conform to predominate practice within the banking industry. In preparing the financial statements, the Company's management is required to make estimates and assumptions which significantly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates which are particularly susceptible to change in a short period of time include the determination of the allowance for loan losses and the fair value of securities. Actual results could differ from those estimates.

Cash and cash flows: Cash and cash equivalents includes cash and due from banks, and federal funds sold. For purposes of reporting cash flows, loans, deposits, federal funds purchased and securities sold under repurchase agreements are reported net. The Bank maintains deposits with financial institutions which are in excess of federally-insured amounts.

Investment securities: Debt securities that the Bank has the positive intent and ability to hold until maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading are classified as "available for sale" and recorded at fair value, with unrealized gains or losses, net of the related deferred tax effect, reported as a separate component of other comprehensive income. Management determines the appropriate classification of securities as each individual security is acquired. In addition, the appropriateness of such classification is reassessed at each balance sheet date.

Purchase premiums and discounts on debt securities are amortized using the interest method over their expected terms and recognized in interest income.
Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Loans: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, adjusted for unamortized premiums, net loan origination fees and costs, and an allowance for loan losses.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and recognized over the expected life of the related loan as an adjustment of yield. The Bank is generally amortizing these amounts over the contractual life using the interest method. Commitment fees based upon a percentage of a customer's unused line of credit and fees related to standby letters of credit are recognized over the commitment period.

Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. For impaired loans, accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Interest income is recognized on those loans only upon receipt. Accrual of interest is generally resumed when the customer is current on all principal and interest payments.

A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans, based on an evaluation of the collectibility of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises  and  equipment:  Premises  and  equipment  are  stated  at  cost  less
accumulated   depreciation.   Depreciation   is  computed   principally  by  the
straight-line method over the following estimated useful lives:

                                                         Years
                                                    -----------------
              Leasehold improvements                     5 - 10
              Furniture and equipment                    3 - 12

Other real estate owned: Real estate acquired through foreclosure or deed in lieu of foreclosure represents specific assets to which the Company has acquired legal title in satisfaction of indebtedness. Such real estate is recorded at the property's fair value at the date of foreclosure (cost). Initial valuation adjustments, if any, are charged against the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated cost to dispose are recorded as necessary. Revenues and expenses related to holding and operating these properties are included in operations.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation: The Bank has elected to use the intrinsic valuation method prescribed under Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" to account for stock-based compensation. Under this method, compensation is measured as the difference between the estimated fair value of the stock at the date of the award less the amount required to be paid. The difference, if any, is charged to expense over the periods of required service.

Credit related financial instruments: In the ordinary course of business, the Bank has entered into commitments to extend credit, including standby letters of credit. Such financial instruments are recorded when they are funded.

Earnings per share: Basic earnings per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted earnings per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

Fair value of financial instruments: SFAS No. 107, Disclosures about Fair Value of Financial Instruments requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The fair value estimates presented are based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amount, such amounts have not been comprehensively revalued for purposes of these financial statements since these dates and therefore, current estimates of fair value may differ significantly from the amounts presented in these financial statements.

Emerging accounting standards: In June 1999, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. Because of the Bank has not used derivatives in the past, management does not anticipate that the adoption of the new Statement will have a significant effect on the Bank's earnings or financial position.

NOTE 2.  RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required by the Federal Reserve Bank to maintain reserve balances in cash or on deposit, based on a percentage of deposits. Required reserve balances were completely satisfied by cash on hand at December 31, 1999 and 1998.

NOTE 3.   INVESTMENT SECURITIES

Securities held to maturity: The amortized cost and fair values of securities held to maturity as of December 31, 1999 and 1998 are summarized as follows:



                                                 1999

                                                -----------------------------------------------------------
                                                                   Gross            Gross
                                                Amortized        Unrealized        Unrealized         Fair
                                                Cost               Gains            Losses           Values
                                                -----------------------------------------------------------
U. S. Treasury securities                       $  249,763       $  355            $              $ 250,118
Mortgage-backed securities                          71,145          413              (149)           71,409
                                                -----------------------------------------------------------
                                                $  320,908       $  768            $ (149)        $ 321,527
                                                ===========================================================
                                                1998
                                                -----------------------------------------------------------
                                                                   Gross            Gross
                                                Amortized        Unrealized        Unrealized        Fair
                                                Cost               Gains            Losses          Values
                                                -----------------------------------------------------------
U. S. Treasury securities                       $  248,280      $ 4,962           $               $ 253,242
Mortgage-backed securities                         102,603        3,188                             105,791
                                                -----------------------------------------------------------
                                                $  350,883      $ 8,150           $               $ 359,033
                                                ===========================================================


The amortized cost and fair values of securities held to maturity at December 31, 1999, by contractual maturity, are shown below.

                                         Amortized           Fair
                                          Cost              Values
                                        ----------------------------
Due in one year or less                 $ 249,763           $250,118
Mortgage-backed securities                 71,145             71,409
                                        ----------------------------
                                        $ 320,908           $321,527
                                        ============================


Gross gains of $543 were recognized on securities held to maturity in 1998 as a result of the disposition of a security that was called by the maker. No securities held to maturity were called in 1999.

Securities held to maturity with a carrying amount of approximately $250,000 at December 31, 1998 were pledged as collateral on trustee deposits and repurchase agreements. There were no securities held to maturity pledged at December 31, 1999.

Securities available for sale: The amortized cost and fair values of securities available for sale as of December 31, 1999 and 1998 are summarized as follows.


                                                 1999
                                                ---------------------------------------------------------
                                                                   Gross             Gross
                                                Amortized        Unrealized        Unrealized       Fair
                                                  Cost             Gains             Losses        Values
                                                ---------------------------------------------------------
U. S. Treasury securities                       $  50,881         $             $ (343)           $50,538
Mortgage-backed securities                        200,740                        (4,183)          196,557
                                                ---------------------------------------------------------
                                                $ 251,621         $            $ (4,526)         $247,095
                                                =========================================================
                                                 1998
                                                ---------------------------------------------------------
                                                                   Gross             Gross
                                                Amortized        Unrealized        Unrealized       Fair
                                                  Cost             Gains             Losses        Values
                                                ---------------------------------------------------------
Mortgage-backed securities                      $ 274,458        $3,512        $                $ 277,970
                                               ==========================================================

The U.S. Treasury securities are all due in one year or less. Contractual maturities of mortgage-backed securities available for sale are not disclosed because they are not due at a single maturity date. In addition, mortgage-backed securities may mature earlier than their contractual maturities because of principal prepayments.

There were no sales of securities available for sale in 1998 or 1999.

Securities available for sale with a carrying amount of approximately $53,000 at December 31, 1999 were pledged as collateral on trustee deposits. No securities available for sale were pledged at December 31, 1998.

Changes in the unrealized gain (loss) on securities available for sale are as follows:


                                                                             Year Ended December 31,
                                                                             --------------------------------
                                                                                   1999              1998
                                                                             --------------------------------

Unrealized holding (losses) gains arising during the period                  $     (8,038)       $     2,795

Less reclassification adjustment for gains (losses) realized in net income
                                                                             --------------------------------
Net unrealized gains (losses), before tax (expense) benefit                        (8,038)             2,795

Tax (expense) benefit

                                                                             --------------------------------
Other comprehensive income (loss) before minority interest                         (8,038)             2,795

Minority interest in other comprehensive (income) loss of subsidiary                  195                (61)

                                                                             --------------------------------
Other comprehensive income (loss)                                                $ (7,843)            $2,734
                                                                             ================================

NOTE 4.  LOANS

The composition of net loans as of December 31, 1999 and 1998 is as follows:



                                                          1999                   1998
                                                    ---------------------------------------
Commercial                                          $  2,778,170          $       2,855,186
Commercial real estate                                 2,998,995                  3,067,294
Residential real estate                                2,854,232                  2,857,026
Consumer                                               4,068,198                  6,009,996
Other                                                    254,676                     69,263
                                                    ---------------------------------------
                                                      12,954,271                 14,858,765

  Allowance for loan losses                             (183,676)                  (271,499)
  Deferred loan fees and unamortized premiums, net        17,666                     25,732
Loans, net
                                                    ---------------------------------------
                                                   $  12,788,261          $      14,612,998
                                                    =======================================


Activity in the allowance for loan losses for the years ended December 31, 1999 and 1998 was as follows:

                                              1999               1998
                                          -----------------------------

Balance, beginning                        $  271,499          $288,802
Amounts charged off:
  Consumer loans                            (108,284)          (65,097)
Provision for loan losses                                       40,000
Recoveries of amounts charged off
  Consumer loans                             20,461              7,794
Balance, ending                           ----------------------------
                                         $  183,676           $271,499
                                          ============================

The Bank's recorded investment in impaired loans was approximately $45,000 and $50,000 at December 31, 1999 and 1998, respectively. The specific allowance associated with impaired loans, and included in the allowance for loan losses at December 31, 1999 and 1998, was approximately $22,000 and $7,400, respectively. The average recorded investment in impaired loans during 1999 and 1998 was approximately $30,000 and $17,000, respectively. Interest income on impaired loans, recognized for cash payments received in 1999 and 1998, was not significant.

NOTE 5.  PREMISES AND EQUIPMENT

The  major  classes  of  premises  and  equipment  and  the  total   accumulated
depreciation as of December 31, 1999 and 1998 are as follows:


                                           1999               1998
                                        ---------------------------

Leasehold improvements                $  716,429           $712,022
Furniture and equipment
                                         635,541            552,803
                                      -----------------------------
                                         1,351,970        1,264,825
Less accumulated depreciation
  and amortization                       1,012,263          920,233
                                      -----------------------------
                                        $  339,707         $344,592
                                      =============================


NOTE 6.  DEPOSITS

The composition of interest-bearing deposits at December 31, 1999 and 1998 is as follows:

                                    1999               1998
                                  -----------------------------
Now accounts                    $  1,893,708         $1,601,587
Money market accounts              2,674,489          2,745,687
Savings accounts                     655,206            725,038
Certificates of deposit less
  than $100,000                    4,824,914          6,749,358
Certificates of deposit of
  $100,000 or more                 2,120,731          3,283,984
Total                           -------------------------------
                               $  12,169,048        $15,105,654
                                ===============================

At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:


                                      Less than          $100,000
                                      $100,000           and over            Total
                                  ---------------------------------------------------
Three months or less               $   1,772,454       $  1,510,731      $  3,283,185
Over three through six months          1,157,208                            1,157,208
Over six through twelve months         1,499,584          400,000           1,899,584
Over one through two years               261,000          210,000             471,000
Over two through three years             134,668                              134,668
                                   --------------------------------------------------
                                   $   4,824,914       $2,120,731        $  6,945,645
                                   ==================================================

NOTE 7.  INCOME TAXES

The net cumulative tax effects of the primary temporary differences as of December 31, 1999 and 1998 are shown in the following table:



                                                     1999               1998
                                                 -----------------------------

Deferred tax assets:
Allowance for loan losses                       $   55,200       $      57,200
Other real estate owned                             28,300              28,300
Premises and equipment                              76,700              69,500
Net operating loss carryforward                  3,262,500           3,010,400
Accrual to cash conversion for income taxes        135,000             126,900
Total deferred tax assets                        -----------------------------
                                                 3,557,700           3,292,300
Deferred tax liabilities, deferred loan costs    -----------------------------
                                                    (2,800)             (2,700)
                                                 -----------------------------
                                                 3,554,900           3,289,600
Valuation allowance for deferred tax assets     (3,554,900)         (3,289,600)
                                                 -----------------------------
Net deferred tax assets                         $                $
                                                 =============================

The Company has recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. The valuation allowance increased by $265,300 and $257,200 during the years ended December 31, 1999 and 1998, respectively. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. No income tax benefits have been provided for the years ended December 31, 1999 and 1998, because the results of operations do not provide evidence that the net operating losses available for carryforward will be utilized in the future.

The Company has available federal net operating loss carryforwards approximating the following at December 31, 1999:
Expiring December 31,                                         Amount
--------------------------------------------------------------------------------
2002                                                      $    143,000
2003                                                           998,000
2004                                                           500,000
2005                                                           759,000
2006                                                           526,000
2007                                                           935,000
2008                                                           905,000
2009                                                           872,000
2010                                                           898,000
2011                                                           288,000
2012                                                           844,000
2018                                                           328,000
2019                                                           698,000
                                                          ------------
                                                          $  8,694,000
                                                          ============

NOTE 8.  NOTES PAYABLE

The Company has an unsecured note payable to a trust affiliated with a stockholder in the amount of $100,000 at December 31, 1999 and 1998. The note is due June 30, 2000 and interest is payable quarterly at 8.0%. The due date of the note is automatically extended for additional periods of six months at each due date unless the lender provides 30 days notice of its intent not to permit additional extensions.

NOTE 9.  CAPITAL STOCK

During 1998, the Company sold 251,303 units under a private offering at a price of $5 per share. Each unit sold consisted of one share of Class A Common Stock and a warrant to purchase one additional share of Class A Common Stock at a price of $7.50, which expires September 30, 2001.

Effective February 8, 1999 through March 25, 1999, the Company offered to permit the holders of the warrants discussed above to purchase 10 shares of Class A Common Stock for $5.00 through the early exercise of such warrants. A total of 84,500 warrants were tendered under the offer, resulting in the issuance of 845,000 shares and net proceeds of $397,485. In June 1999, the Company offered to permit the remaining warrant holders to exchange those warrants for 3 shares of Class A Common Stock. All remaining warrants were tendered under this offer resulting in the issuance of 500,409 shares.

The Board of Directors has the authority to issue up to 5,000,000 preferred shares in one or more classes, to fix the number of shares constituting any class and the stated value thereof, and to fix the terms of any such class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption and the liquidation preference of such class. The Certificate of Incorporation created Series A Preferred Stock and authorized the issuance of 1,200,000 shares from the total authorized shares.

The Series A Preferred Stock is convertible into common stock on a share-for-share basis upon the occurrence of certain events. Dividends are payable quarterly, when declared by the Board of Directors, on the Series A Preferred Stock at an annual rate of $.06 per share. Accumulated but unpaid dividends for any past quarterly dividend periods will be cumulative and accrue without interest. No dividends may be declared or paid on common stock of the Company and no common stock shall be redeemed until all dividends in arrears on the Series A Preferred Stock have been paid. In addition, holders of Series A Preferred Stock shall also receive a dividend any time a dividend is declared on the Class A Common Stock generally on a share-for-share basis.

NOTE 10.  OFFICER AND STOCK-BASED COMPENSATION

The Company has recognized liabilities totaling approximately $277,000 and $278,000 at December 31, 1999 and 1998, respectively for additional amounts due to two officers for services performed in connection with their employment agreements. During the year ended December 31, 1998, one officer voluntarily agreed to permanently forgive $125,000 of compensation due and the related liability was decreased accordingly.

Options for the purchase of stock in Southern Security Bank
-----------------------------------------------------------

Under the Incentive Stock Option Plan (the "Plan") adopted by the Bank in 1988, the Bank is authorized to grant options for the purchase of up to 20% of the outstanding common shares of the Bank (590,570 shares at December 31, 1999). All directors, officers and employees of the Bank are eligible to receive options to purchase shares of common stock at the fair value of the stock at the date of grant, but in no event may the price be less than the par value of such stock. Options granted under the plan expire no more than 8 years from the date of issue, or upon 90 days after termination of employment. The Plan expires July 1, 2000, and no additional options may be granted after that date under the Plan. The weighted-average remaining life of options outstanding at December 31, 1999 and 1998 is 4 and 5 years, respectively.

A summary of the options for the purchase of common stock of the Bank outstanding as of December 31, 1999 and 1998, and changes during the years then ended is presented in the following table. The fair value of each option grant is estimated on the date of grant using the present value with the following weighted-average assumptions used for grants in 1998: risk-free interest rate of 6.0%, expected lives of 6 years and no dividends.


                                       1999                                   1998
                                       ----------------------------------------------------------------------------
                                                      Weighted-Average                          Weighted-Average
                                       Shares          Exercise Price             Shares         Exercise Price
                                       ----------------------------------------------------------------------------
Outstanding at beginning of year         527,060        $      1.00               414,870         $     1.00
Granted                                                                           114,830               1.00
Exercised
Forfeited                                                                          (2,640)              1.00
Outstanding at end of year             ---------                                ---------
                                         527,060               1.00               527,060               1.00
Options exercisable at year-end        =========                                =========
                                         527,060               1.00                527,060              1.00
Weighted-average fair value of         =========                                ==========
options granted during the year                         $                                         $     0.08


Options for the purchase of stock in Southern Security Bank Corporation
-----------------------------------------------------------------------

The Company has granted stock options for the purchase of shares of Class A common stock of the Company to directors of the Company under various compensation agreements and actions of the Board of Directors, representing a majority of the stockholders. All options for the purchase of common stock of the Company expire 10 years from the date of issue.

A summary of the options for the purchase of common stock of the Company outstanding as of December 31, 1999 and 1998, and changes during the years then ended is presented below. The fair value of each option grant is estimated on the date of grant using the present value with the following weighted-average assumptions used for grants in 1999 and 1998: risk-free interest rate of 6.0% and 5.5% for 1999 and 1998, respectively, expected lives of 9 years for both years, and no dividends. Volatility was assumed to be zero because there is currently no market for the Company's stock.

                                                     1999                                 1998
                                         --------------------------------------------------------------------------
                                                       Weighted-Average                         Weighted-Average
                                          Shares        Exercise Price             Shares        Exercise Price
                                         --------------------------------------------------------------------------
Outstanding at beginning of year           916,048        $       0              788,550          $   0.75
Granted                                    256,908             4.30              127,498              5.00
Exercised
Forfeited
Outstanding at end of year               ---------                             ---------
                                         1,172,956             1.86              916,048              1.18
Options exercisable at year-end          =========                             =========
                                         1,172,956             1.86              916,048              1.18
Weighted-average fair value of           =========                             =========
options granted during the year                              $ 1.79                                $  1.95


The following table summarizes information about stock options outstanding at December 31, 1999:


                Options Outstanding                                       Options Exercisable
------------------------------------------------------------------------------------------------------------------
    Range of                        Weighted-Average
    Exercise          Number           Remaining          Weighted-Average     Number         Weighted-Average
     Prices         Outstanding     Contractual Life      Exercise Price      Exercisable     Exercise Price
------------------------------------------------------------------------------------------------------------------
  $0.00 to 0.50      632,800             5.6 years         $    0.26           632,800         $    0.26
   1.25 to 1.80      203,480             7.9                    1.67           203,480              1.67
   5.00              336,676             9.1                    5.00           336,676              5.00


The Company and its subsidiary apply APB Opinion 25 and related Interpretations in accounting for their plans. Accordingly, no compensation cost has been recognized for the stock options discussed above. Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards under those plans, the Company's net loss and loss per common share and common equivalent share would have been increased to the pro forma amounts indicated below:


                                                                 1999               1998
---------------------------------------------------------------------------------------------------
Net loss                                As reported         $    (676,662)    $   (584,021)
                                        Pro forma              (1,137,000)        (818,000)
Basic earnings (loss) per share         As reported                 (0.12)           (0.13)
                                        Pro forma                   (0.21)           (0.18)


NOTE 11.  EARNINGS PER SHARE

Following is information about the computation of the earnings per share data for the years ended December 31, 1999 and 1998:

                                                           Numerator          Denominator       Per-Share
                                                           (Net Loss)           (Shares)         Amounts
                                                          ------------------------------------------------
1999:
Net loss                                                  $  (676,662)
Less preferred stock dividends accrued
Basic and diluted earnings (loss)
per share, income                                         ------------
available to common stockholders                          $  (676,662)        5,544,289        $  (0.12)
                                                          ================================================
1998:
Net loss
                                                          $ (584,021)

Less preferred stock dividends accrued
Basic and diluted earnings (loss) per share, income       ----------
available to common stockholders                         $  (584,021)         4,425,148        $  (0.13)
                                                           ===============================================

Options for the purchase of 1,172,956 and 916,048 shares at December 31, 1999 and 1998, respectively, have not been included in the computation of diluted earnings per share for 1999 and 1998 because their inclusion would have been antidilutive as a result of losses being reported for these years.

NOTE 12.   RELATED-PARTY TRANSACTIONS

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). Aggregate loans to, or guaranteed by, these related parties at December 31, 1999 and 1998 and the activity therein for the years then ended was as follows:


                                  1999               1998

                              -----------------------------
Balance, beginning            $  427,096           $255,057
New loans                         59,605            248,401
Repayments                      (194,768)           (76,362)
Balance, ending               -----------------------------
                              $  291,933           $427,096
                              =============================


NOTE 13.  LEASES

The Bank leases its facilities under a noncancelable agreement which expires December 31, 2013. The approximate future minimum lease payments under this lease as of December 31, 1999, are as follows:

  Year Ending
December 31                                          Amount
-------------------------------------------------------------
2000                                           $      194,947
2001                                                  200,796
2002                                                  206,819
2003                                                  213,024
2004                                                  219,415
Thereafter                                          2,295,928
Total minimum lease payments                   --------------
                                               $    3,330,929
                                               ==============

Total lease expense for the years ended December 31, 1999 and 1998 approximated $180,000 and $183,000, respectively, and is included in occupancy and equipment expense in the accompanying consolidated statements of operations.

NOTE 14. RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 1999, no retained earnings were available for dividend declaration without regulatory approval.

The Bank is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (all defined in the regulations). Management believes the Bank meets all capital adequacy requirements required by law as of December 31, 1999.

As of December 31, 1999, the most recent notification from the Federal Reserve categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table below:

                                                                                       To Be Adequately Capitalized
                                                              For Capital                  Under Prompt Corrective
                               Actual                       Adequacy Purposes                Action Provisions
                              -------------------------------------------------------------------------------------
As of December 31, 1999:
 Total Capital (to
  Risk-Weighted Assets)       $   1,678,766      12.9%     $   1,043,930       8.0%        $ 1,043,930       8.0%
 Tier I Capital (to
  Risk-Weighted Assets)       $   1,515,398      11.6%     $     521,965       4.0%        $   521,965       4.0%
 Tier I Capital (to
  Average Assets)             $   1,515,398       8.4%     $     722,920       4.0%        $   722,920       4.0%
As of December 31, 1998:
 Total Capital (to
   Risk-Weighted Assets)      $   1,800,324      11.8%     $   1,222,234       8.0%        $ 1,222,234       8.0%
 Tier I Capital (to
   Risk-Weighted Assets)      $   1,608,356      10.5%     $     611,117       4.0%        $   611,117       4.0%
 Tier I Capital (to
   Average Assets)            $   1,608,356       6.3%           919,600       4.0%        $   919,600       4.0%


Under the framework, the Bank's capital levels do not allow the Bank to accept brokered deposits without prior approval from regulators.

NOTE 15. REGULATORY MATTERS AND GOING CONCERN CONSIDERATIONS

On  April  13,  1995,  the  Company  entered  into  a  written   agreement  (the
"Agreement") with the Federal Reserve Bank of Atlanta (the "FRB"). Among other items, the written agreement:

a. Prohibits the declaration or payment of dividends by the Company without the prior written approval of the FRB;

b. Requires the Company to submit a written plan to maintain an adequate capital position which, at a minimum, addresses and considers (i) current and future capital requirements of the Bank, including the maintenance of adequate capital ratios, (ii) the volume of the Bank's adversely classified assets, (iii) the Bank's anticipated level of earnings, and (iv) the source and timing of additional funds that may be necessary to fulfill future capital requirements;

c. Prohibits any additional borrowings by the Company, or any payments on existing debt of the Company, without the prior written approval of the FRB;

d. Prohibits the Company from entering into new financial transactions, or amending the terms of existing agreements, with related parties, without the prior written approval of the FRB; and,

e. Prohibits the Company from entering into any transaction with the Bank without the prior written approval of the FRB.

On November 13, 1998, the Bank entered into a written agreement (the "Agreement") with the Federal Reserve Bank of Atlanta (the "FRB") and the State of Florida Department of Banking and Finance (the "Department"). In addition to requiring the Bank to implement certain operating administrative policy and procedure changes, the written agreement:

a. Prohibits the declaration or payment of dividends by the Bank without the prior written approval of the FRB and the Department;

b. Requires the Bank to submit a written plan to maintain an adequate capital position which, at a minimum, addresses and considers (a) current and future capital requirements including the maintenance of minimum capital ratios, (b) any planned growth in the Bank's assets, (c) the volume of the Bank's adversely classified assets, (d) the Bank's anticipated level of retained earnings, and (e) the source and timing of additional funds to fulfill future capital requirements; and,

c. Requires the Bank to maintain its tier one leverage ratio at a level of no less than 7.0%.

As shown in the financial statements, the Company incurred net losses of $651,647 and $584,021 during the years ended December 31, 1999 and 1998, respectively. Despite these losses, the Bank continued to meet the minimum regulatory capital requirements prescribed under prompt corrective action provisions at December 31, 1999. Failure to meet these capital requirements may result in one or more regulatory sanctions, including restrictions as to the source of deposits and the appointment of a conservator. It is the opinion of management that the ability to meet the prescribed capital requirements in the future is dependent on the ability to raise additional capital, as well as the ability to improve operating results. On August 6, 1999, the Company commenced a private offering of up to 10,000,000 shares of common stock at an offering price of $1.25 per share. In February 2000, the offering was amended to offer up to 7,285,714 shares of common stock at an offering price of $0.35 per share. The Company has sold 3,553,570 shares resulting in additional capital of $1,243,750 through March 24, 2000, under the amended offering.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Financial  instruments  with  off-balance-sheet  risk:  The  Bank is a party  to financial instruments with off-balance-sheet risk in the normal course of business, to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized on the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the counterparty to the financial instruments for commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

These commitments were as follows at December 31, 1999 and 1998:

                                                       1999              1998
                                               -------------------------------
Commitments to extend credit (unfunded)        $  1,458,212         $1,923,741
Standby letters of credit                            43,300            107,932
                                               -------------------------------
                                               $  1,501,512         $2,031,673
                                               ===============================

Commitments to extend credit are commitments to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include cash, accounts receivable, inventory, property, plant and equipment, and residential and commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, construction bonding, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The collateral varies but may include accounts receivable, inventory, property, plant and equipment, and residential and commercial real estate.

Contingencies: In the normal course of business, the bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

In addition, the Company has executed employment agreements with two individuals who are both officers and directors of the Company. Under the terms of the agreements, the Company has agreed to pay base salaries of $175,000 per year, adjusted for inflation, to grant semiannual options for the purchase of 0.6% of the outstanding Class A Common Stock at an exercise price equal to 110% of the per share book value of such shares at the date of grant, and to provide certain other benefits and compensation to the two officers. The officers voluntarily agreed to an exercise price equal to the estimated fair value at date of grant for options granted in 1998 and 1999. The employment agreements expire June 10, 2002, except that if the Company does not deliver written notice of its intent to terminate to the officers at least six months prior to that date, the agreements shall automatically renew for an additional five-year period.

The employment agreements also include provisions requiring the payment of up to 200% of an officer's total annual compensation upon the occurrence of certain events leading to the termination of employment such as a change in control of the Company, death or disability.

Subsequent to December 31, 1999, one of the individuals referred to above voluntarily terminated his employment with the Company. Under the terms of the agreement reached at termination, the Company agreed to pay such individual, in addition to amounts accrued for services rendered through the date of termination, a) $43,168 in exchange for all of the individual's options to purchase shares of the Company or the Bank, and b) $10,000 per month for a period of eighteen months commencing January 2, 2001, subject to regulatory approval. The Company recognized a liability equal to the present value of the above payments at the date of such termination. In addition, the individual granted the Company an option to acquire any or all of the 671,845 shares of common stock owned by the individual at an exercise price of $0.47 per share through December 31, 2000.

Financial instruments with concentration of credit risk: The Bank makes commercial, residential and consumer loans to customers primarily in Southeast Florida. A substantial portion of its debtors' abilities to honor their contracts is dependent upon the local economy. The economy of the Bank's primary market area is not heavily dependent on any individual economic sector.

Interest rate risk: The Bank assumes interest rate risk as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to manage interest rate risk. However, borrowers with fixed-rate obligations are more likely to prepay in a falling rate environment and less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE 17. ADDITIONAL CASH FLOW INFORMATION


                                                        Year Ended December 31,
                                                    -----------------------------
                                                        1999               1998
                                                    -----------------------------
Cash flows from securities:
Securities available for sale:
Sales                                               $                  $
Maturities, calls, and paydowns                        324,816            106,139
Purchases                                             (299,970)
Securities held to maturity:
Maturities and paydowns                                 31,461          1,498,067
Purchases
Purchases of Federal Reserve Bank stock                 (4,300)           (21,200)
                                                    -----------------------------
                                                    $   52,007         $1,583,006
Supplemental disclosures of cash flow               =============================
information:

Cash payments for interest                          $  603,031           $683,957
Supplemental Schedule of Noncash
 Investing and Financing Activities
Issuance of 500,409 shares of Class A Common Stock
in exchange for warrants                                5,004
Issuance of 16,665 shares of Class A Common Stock
in exchange for services                                                   89,325

Acquisition of other real estate upon foreclosure of loans                 15,000

NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximated their fair values.

   Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

   Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, values are based on carrying values. Fair values for other loans are estimated on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Management believes that the allowance for loan losses is an appropriate indication of the applicable credit risk associated with determining the fair value of its loan portfolio and the allowance has been deducted from the estimated fair value of loans.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

   Off-balance-sheet instruments: Fair values for the Bank's off-balance-sheet instruments, primarily lending commitments, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair value for such commitments are nominal.

   Deposit liabilities: The fair values of demand deposits and statement savings equal their carrying amounts which represents the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair value at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other liabilities: The carrying amount of other liabilities approximates their fair value.

Following is a summary of the carrying amounts and approximate fair values of the Company's financial instruments at December 31, 1999 and 1998:

                                                           1999
                                               ------------------------------
                                                  Carrying           Fair
                                                  Amount             Value
                                               ------------------------------

Cash and cash equivalents                      $ 1,430,387      $   1,430,387
Investment securities
  (including Federal Reserve Bank stock)           656,603            657,236
Loans receivable                                12,788,261         12,690,000
Accrued interest receivable                        107,017            107,017
Deposits                                        15,694,091         15,624,521
Other liabilities                                  804,665            804,665
Commitments to extend credit


                                                             1998
                                               ------------------------------
                                                  Carrying           Fair
                                                   Amount            Value
                                               ------------------------------
Cash and cash equivalents                     $  1,012,269      $   1,012,269
Investment securities
  (including Federal Reserve Bank stock)           713,153            721,303
Loans receivable                                14,612,998         14,716,432
Accrued interest receivable                        136,854            136,854
Deposits                                        20,244,046         20,256,510
Other liabilities                                  761,184            761,184
Commitments to extend credit


NOTE 19. PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements for Southern Security Bank Corporation only are presented below:

Southern Security Bank Corporation

Parent Company Only Balance Sheets
December 31, 1999 and 1998

ASSETS                                            1999                   1998
                                                 ------------------------------
Cash                                             $        455       $    68,108
Investment in Southern Security Bank                1,484,810         1,580,675
Other assets                                                              4,519
                                                 ------------------------------
                                                 $  1,485,265       $ 1,653,302
                                                 ==============================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Notes payable                                    $    100,000        $  100,000
Other liabilities                                     431,151           337,182
                                                  -----------------------------
Total liabilities                                     531,151           437,182

Stockholders' equity                                  954,114         1,216,120
                                                  -----------------------------
                                                 $  1,485,265        $1,653,302
                                                  =============================

Southern Security Bank Corporation
Parent Company Only Statements of Operations

Years Ended December 31, 1999 and 1998

                                                       1999               1998
                                                  -----------------------------
Equity in net loss of Southern Security Bank    $    (163,944)       $  (37,349)
Expenses:                                         -----------------------------
Salaries and benefits                                 319,493           249,526
Interest expense                                        8,248            10,366
Other expenses                                        159,962           286,780
                                                  -----------------------------
Total expenses                                        487,703           546,672
Net loss                                          -----------------------------
                                                 $   (651,647)       $ (584,021)
                                                  =============================


Southern Security Bank Corporation
Parent Company Only Statements of Cash Flows

Years Ended December 31, 1999 and 1998


                                                        1999             1998
                                                   ----------------------------
Net loss                                           $ (651,647)      $  (584,021)
Adjustments to reconcile net loss to net cash
used in operating activities:
Equity in net loss of Southern Security Bank          163,944            37,349
Issuance of common stock as compensation for services                    89,325
Other                                                  97,565            65,382
Net cash used in operating activities               ---------------------------
                                                     (390,138)         (391,965)
Net cash used in investing activities
 (Investment in Southern Security Bank)               (75,000)         (775,900)
Net cash provided by financing activities             397,485         1,235,252
Increase (decrease) in cash and cash equivalents    ---------------------------
                                                      (67,653)           67,387
Cash and cash equivalents:
   Beginning                                           68,108               721
                                                    ---------------------------
   Ending                                           $     455      $     68,108
                                                    ===========================

     ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                    PART III

     ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

MANAGEMENT: COMPANY OFFICERS AND DIRECTORS



 Name                       Term         Age          Position                 Position Since
 ----                       ----         ---          --------                 --------------
 Harold L. Connell           1 yr.        56          Chairman, President      February, 2000
                                                      And CEO

 Philip C. Modder            1 yr.        59          Director & Treasurer     June, 1992

 Timothy S. Butler *         2 yr.        50          Director                 December, 1992

 Eugene J. Strasser          1 yr.        53          Director                 December, 1992

 Harold C. Friend            3 yr.        53          Director                 December, 1994

 Robert D. Butler, Jr. *     3 yr.        51          Director                 December, 1994

 G. Carleton Marlowe         1 yr.        51          Director                 February, 2000

 Floyd D. Harper             - -          50          Vice President           April, 1997
                                                      and Secretary


*  Timothy S. Butler and Robert D. Butler, Jr. are cousins.

Each director is elected for a period of three years. The term of directorships are staggered as to expiration date, such that for the present board of directors, each year one-third of the directorship is subject to re-election, providing for additional stability and continuity. Vacancies and newly created directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of the directors then remaining in office; However, any additional Directors or vacancies filled may not take office nor serve, until proper applications and disclosures are filed with the FRB, for prior approval therefrom. Once approval is obtained from the FRB, director(s) may thereafter take office and serve in that capacity. Certain information with respect to the background of each director and the three executive officers of the Company is set forth below.

Harold L. Connell: Mr. Connell, Chairman, President & CEO of Southern Security is currently a partner with Connell Perrone Capital Group in Miami, Fl, a consulting group formed by Connell in 1997. Connell's banking career spans two decades with such organizations as First Financial in Tampa, Atlantic Bank in Jacksonville, The European American Bank in New York City and Meritor Savings Bank in Philadelphia. In Miami, Connell was Chief Financial Officer of Pan American Banks, a New York Stock Exchange firm that was acquired by NCNB, now Bank America, in 1986. From 1989 to 1992 Connell was president and CEO of Sendero Corporation, a wholly owned subsidiary of Fiserv, a consulting and software development firm specializing in assisting bank management in managing interest-rate risk or asset liability for financial institutions. During his three years with Sendero, the company's client base exceeded 1,000 banks worldwide.

Philip C. Modder: Mr. Modder, President of the Company, has been involved in the banking industry in Palm Beach County for over 25 years. Modder was educated at the University of Wisconsin, Racine, Wisconsin, Evangel College, Springfield, Mo., Palm Beach Junior College, Lake Worth, Fl., and Florida Atlantic University, which granted him a B.S. Degree in 1969, in the academic areas of Finance and Accounting. Prior to organizing the subject Company, Mr. Modder was President and Chief Executive Officer and organizing director of Mizner Bank located in Boca Raton, Florida, from March 1987 to May 1992. Prior thereto, Mr. Modder served as Senior Vice President of Caribank of Palm Beach County. In
1988, Caribank of Palm Beach County was merged into its parent, Caribank of Dania. Prior to that time, Modder previously served as Senior Vice President and Area Manager of Atlantic National Bank for five years and Vice President and Branch Manager for eight years at Sun Bank. Mr. Modder serves as a Director and was a past Chairman of the Boca Raton Chamber of Commerce, and also serves as Chairman of the Boca Raton Airport Authority. Mr. Modder has also served as an instructor for the American Institute of Banking.

Timothy S. Butler: Mr. Butler was born in Fort Lauderdale and graduated from Pompano Beach High School in 1967. He attended Broward Community College and Florida State University. He has served as President of Butler Properties Ltd. since 1971. That Company manages the family assets consisting of farm land and various other real estate holdings. From January 1989 to June 1992, he served as an Associate Director of Mizner Bank in Boca Raton.

Eugene J. Strasser, M.D.: Dr. Strasser did his undergraduate and Pre-Med work at Loyola College and the University of Maryland where he graduated in 1968. He attended the University of Maryland Medical School in Baltimore, Maryland where he graduated in 1972. He is licensed by the American Medical Board as a Board Certified General Surgeon and a Board Certified Plastic and Reconstructive Surgeon. He has established his own small, private hospital, CosmoPlast Center, in Coral Springs, Florida, where he has practiced medicine since 1981.

Harold C. Friend, M.D.: Dr. Friend has been a resident of South Florida for 21 years. He received his B.A. from the University of Texas, and his MD. degree from the University of Texas Southwestern Medical School in 1972. Friend is a board-certified Neurologist, practicing in Boca Raton. He has been active in numerous business activities, including past membership of the Mizner Bank's Advisory Board, President of Puget Sound Yellow Taxi, Inc. a transportation company located in Seattle, Washington from June of 1993 to October, 1996, and President of the Neuroscience Center in Boca Raton, Florida from June 1985 to the present. As to civic involvement, Dr. Friend has held past and present positions with the Southern Region of the Boy Scouts, Executive Board of United Way, and the Local and International Rotary. Dr. Friend's biography is published in multiple editions of Who's Who of the South and South West, and the World.

Robert David Butler, Jr.: Mr. Butler was born in Boca Raton, Florida and was reared in Deerfield Beach, Florida. He attended Carson-Newman College and the University of Tennessee and was graduated with degrees in Business Administration, English, and Music. After retiring from Eastern Airlines after fifteen years of service as a flight services representative, in June of 1991 he established Pegasus Travel Management, a division of Regit Enterprises, Inc., of which he is President and Chief Executive Officer. Mr. Butler resides in Coconut Grove, Florida, this city also being the location of the corporation headquarters of Regit Enterprises.

G. Carlton Marlow: Mr. Marlowe, has served as director of Southern Security Bank since 1999 and was elected by the Board of Directors to serve as a Director of the Company on February 25, 2000. Mr. Marlowe has been a partner of the law firm of G. Carlton Marlowe, P.A. since 1994. Mr. Marlowe is Vice President of The Marlowe Corporation and a Partner of The Marlowe Family Limited Partnership, two family related entities that have their beginnings with the family banks in Kentucky dating to 1929.

Floyd D. Harper: Mr. Harper, who has been Vice President of the Company (and Senior Vice President and Cashier of the Bank) since 1994, graduated with honors from Northwood University, West Palm Beach, Florida with a Business Administration Degree, received a Degree from University of Virginia Graduate School of Retail Bank Management, and has been designated a Certified Consumer Credit Executive thereby. From January 1993 to October 1994, Harper was engaged by the Resolution Trust Corporation in the disposition of failed banking institutions of over $12 Billion, as Regional Vice President, Branch Administration, and dealt with deposit acquisition and operational efficiency. Prior to 1993, Harper was Executive Vice President, Chief Operating Officer for Southern National Bank, was Vice President & District Manager for Chase
Manhattan Bank (Florida) handling upscale lending, and served with Atlantic National Bank and Barnett Bank in South Florida.

Peter P. Stec: Mr. Stec, who has been the Senior Vice President and Senior Lending Officer of the Bank since 1994, has been involved in community banking since 1980 and is experienced in rehabilitating loan portfolios and in originating new borrowing relationships. Stec was educated at the University of Dayton, Ohio, where he received a degree in Business Administration granted in 1975. He has attended the Stonier Graduate School of Banking and is a Certified Lender-Business Banking, recognized by the American Bankers Association. From June 1987 to October 1989, Stec managed a 75 employee lending unit consisting of Commercial Lending, Loan Operations, Credit Administration, as Senior Vice President of First American Bank, a $1.5 Billion Florida banking company. From November 1989 to March 1993, Stec served as Vice President and Commercial Lending Manager for Boca Bank, Boca Raton, Florida, and from June 1985 to May 1987 served as a Loan Officer for Southeast Bank and Florida Coast Bank in South Florida.

RESIGNATION

James L. Wilson, the Chief Executive Officer and a director of Southern Security Bank Corporation and additionally a director of Southern Security Bank, voluntarily resigned effective February 1, 2000. Mr. Wilson resigned to pursue other interests.

NOMINATIONS

The Holding Corporation: At the board of directors meeting held on March 28, 2000, Mr. James F. Partridge was nominated Chairman of the Board, subject to regulatory approval. Upon the approval of Mr. Partridge and his election to the Board, Mr. Connell will continue to serve as President and Chief Executive Officer.

Mr. Partridge retired as President of Visa International, Latin America and Caribbean Region, on June 30, 1999 after serving since 1978. At present he serves as a Strategic Director on the Regional Board of Directors and is Chairman of its Executive and Planning Committee. He joined the management of Visa International, as Vice President in charge of the Development Division for the Western United States, Latin America and Asia-Pacific in 1978.

The Bank: At the Bank's board of directors meeting held on March 28, 2000, Mr. Leonard Marinello was nominated as Chairman of the Board and Mr. Hugo A. Castro was nominated as President, Chief Executive Officer, and as director, the nominations of both subject to regulatory approval.

Until 1999, Mr. Castro served as President and Chief Executive Officer of Eastern National Bank in Miami, Florida. Mr. Castro was an Executive Vice President with TotalBank in Miami, Florida from 1996 through 1998. From 1994 to 1996, he was Executive Vice President with Intercontinental Bank, Miami, Florida, having joined Intercontinental upon the acquisition of Commercial Trust Bank, Miami, Florida in 1993. Mr. Castro was the President and a founding shareholder of Commercial Trust Bank, Miami, Florida from 1988 to 1993.

Mr. Marinello has been President and Chief Executive Officer of Chromadyne Corporation, a metal finishing company, from 1976 to the present, active in all phases of this business including domestic sales, international sales, manufacturing and finance. Mr. Marinello was a director of Commercial Trust Bank from 1988 to 1993, when it was sold. During this time he was an active member of the bank's loan and audit committees. Mr. Marinello has also served as a director of several privately held companies, including Allied Plating Supplies, Inc. (Chairman), Arch Drain Block, Co. (Chairman), Brick Oven Pizzaria and Royal Sport, Inc. Mr. Marinello is a graduate of the University of Miami, where he received a Bachelor's Degree in Finance.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission reports of ownership and changes in ownership of common stock of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on review of the copies of Section 16(a) reports furnished to the Company, the Company believes that none of the foregoing persons failed to file during 1999 on a timely basis, as disclosed in those forms, reports required to be filed by Section 16(a) of the Exchange Act.

                        ITEM 10. EXECUTIVE COMPENSATION

COMPENSATION OF MANAGEMENT

The following Table shows information concerning annual and long-term compensation to certain Executive Officers for services to the Company for the years ended December 31, 1999, 1998 and 1997. The table includes information on the Company's Treasurer, Philip C. Modder, and its former Chief Executive Officer, James L. Wilson, (collectively, the "Named Executive Officers"). No other current executive officer earned more than $100,000 in salary and bonus in 1999.


                                          Annual Compensation         Long-Term Compensation

                                                                      Securities
      Name and                                        Other Annual    Underlying  LTIP      Other
Principal Position          Year         Salary       Compensation    Options/    Layouts  Compensation
                                                                      SARs (#)
-------------------------------------------------------------------------------------------------------
Philip C. Modder, Chairman   1999        $125,000     $17,000(1)     128,454       -0-      $ -0-
and President                1998        $175,000     $17,000(1)      63,749       -0-      $ -0-
                             1997        $175,000     $17,000(1)      63,777       -0-      $ -0-
-------------------------------------------------------------------------------------------------------
James L. Wilson, Chief       1999        $125,000     $17,000(1)     128,454       -0-      $ -0-
Executive Officer            1998        $175,000     $17,000(1)      63,749       -0-      $ -0-
                             1997        $175,000     $17,000(1)      57,641       -0-      $ -0-


(1) Includes Term Life Insurance premiums and automobile allowances of $10,800 to Messrs. Modder and Wilson.

The following table shows information concerning options granted to Named Executive Officers during the fiscal year ended December 31, 1998.



                           Option / SAR Grants in Last Fiscal Year

                 Number of Securities    % of Total Options/SAR's   Exercise or   Expiration
                  Underlying Options/    Granted to Employees in     Base Price      Date
Name                SAR's Granted              Fiscal Year           ($/Share)
--------------------------------------------------------------------------------------------
Philip Modder          128,454                     50%                $4.30        6/30/2009
James Wilson           128,454 (1)                 50%                $4.30        6/30/2009


(1) Mr. Wilson has as of March 31, 2000 relinquished all options in exchange for payment by the Company of $43,168.


The following table shows information concerning option exercises and year- end option values for options held by the Named Executive Officers.


                           Aggregated Option/SAR Exercises in Last Fiscal Year
                                 and Fiscal Year-End Option SAR Values

                                                       Number of
                                                       Securities        Value of
                                                       Underlying        Unexercised
                                                       Unexercised       In-the-Money
                                                       Options/SAR's     Options/SAR's
                                                       at FY-End         at FY-End
                   Shares Acquired                     Exercisable/      Exercisable/
Name                on Exercise    Value Realized      Unexercisable     Unexercisable
--------------------------------------------------------------------------------------
Philip Modder          -0-              -0-             490,000 / 0         $-0-(1)
James Wilson           -0-              -0-             416,191 / 0 (2)     $-0-(1)


(1) Average option exercise price was $.52 per share. There is no market for the Company's Common Stock, and any shares issued upon exercise of the options would have been restricted under the Securities Act.

(2) Mr. Wilson has as of March 31, 2000 relinquished all options in exchange for payment by the Company of $43,168.

EMPLOYMENT AGREEMENTS

Philip C. Modder has an Employment Agreement with Southern Security dated June 11, 1992 as amended June 30, 1997 (as so amended, the "Employment Agreement").
The  Employment   Agreement  provided  that  Modder  would  serve  as  Southern
Security's Chief Executive Officer and Chairman of the Board. By order of the Board of Directors of Southern Security on February 14, 2000 and subsequently approved by bank regulators, Mr. Modder's position was changed to Treasurer.

The Employment Agreement provides that Mr. Modder shall serve for a five year term from June 11, 1997, except if Southern Security does not deliver written notice to the respective executive at least six months prior to the end of the term it shall automatically renew for an additional five year term. As currently in effect, the Employment Agreement provides for the following compensation to the executive: Southern Security will pay each a base salary of $125,000 per year, will pay an automobile allowance of $900 per month, and Southern Security will pay for comprehensive medical and dental insurance for the executive.

The Employment Agreement contains provisions for additional compensation to the executive in the event of termination, including the equivalent of one year salary. Mr. Modder and other executive officers of the Company and the Bank will be considered for inclusion in a management incentive bonus plan and the executive stock option plan which will be presented for board consideration in the near future.

Mr. James L. Wilson voluntarily resigned as a Director of Southern Security Bank, as a Director and Officer of Southern Security Bank Corporation on February 11, 2000. Subject to regulatory approval Mr. Wilson will receive: (a) the amount of $151,508 in full payment of all accrued and unpaid salary and benefits (including business expenses, etc.) through January 31, 2000 within 10 days after receipt by the Corporation of the proceeds of a private placement for additional equity of $2,550,000 that is being raised through a private placement. It is anticipated that such funding shall be completed by March 31, 2000, (b) an additional $180,000 as full and final settlement of all obligations under his Employment Agreement dated June 11, 1992, as amended. Such amount will be payable at the rate of $10,000 per month for 18 months beginning on January 2, 2001, and (c) the Company will pay him the amount of $43,168 at the same time as (a) above for a waiver of all rights to existing and future stock options.

COMPENSATION OF DIRECTORS

At present the Company does not compensate any of its directors for their services to the Company as directors, although they may do so in the future, subject to applicable regulatory approval. The Company may reimburse its directors for their costs incurred for attending meetings of the Board of Directors. The Board has created a Compensation Committee which will be responsible for negotiating any future Employment agreements, their amendments, and stock option plans. This committee will present for review and approval to the full board of directors a proposed employment agreement for Mr. Connell and Mr. Castro. It is not anticipated that nether Mr. Partridge Or Mr. Marinello will receive an employment agreement and would be subject to compensation in the future on the same basis as other Company directors.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 24, 2000, by each person known by the Company to be the beneficial owner of more than five percent of all Classes of the Company's voting securities.

Name and Address of           Number of      % of Outstanding
Beneficial Owner               Shares             Shares
----------------               ------             ------
Philip C. Modder
3475 Sheridan Street
Hollywood, FL 33021          1,202,847 (2)          12.7%

James L. Wilson
3475 Sheridan Street
Hollywood, FL 33021          1,088,036 (3)          11.5%


(4)  Based on information supplied by the persons indicated.

(5) Includes options to purchase 489,957 shares that are exercisable within 60 days, and 67,511 shares owned by Mr. Modder's wife.

(6) Includes options to purchase 416,191 shares that are exercisable within 60 days, 40,844 shares owned by Mr. Wilson's wife, 13,334 shares owned by Mrs. Wilson as custodian for her children. Mr. Wilson has agreed as part of his Termination to sell his options to the Company (See EMPLOYMENT AGREEMENTS)

The following table sets forth information concerning the beneficial ownership of the Company's Common Stock beneficially owned by each director of the Company, by each executive officer of the Company named in the compensation table, and by all directors and executive officers of the Company as a group, as of March 24, 2000.

                               Shares of Class A   Percent (%) of
Name (1)                          Common Stock         Class
--------                          ------------        ------
Harold L. Connell                         0              0.0%
Philip C. Modder                  1,202,847 (2)         12.7%
James L. Wilson                   1,088,036 (2)         11.5%
Eugene J. Strasser                  383,060 (3)          4.0%
Harold C. Friend                    287,708 (6)          3.0%
Robert D. Butler, Jr.                41,891 (4)          0.4%
Timothy S. Butler                   449,675 (7)          4.7%
G. Carlton Marlowe                 355,598 (5)          3.8%
All directors & executive
officers as a group (8 persons)    3,808,815             40.2%

(1) The business address of each of the persons identified above is at Southern Security Bank Corporation, P.O. Box 6699, Hollywood, Florida 33081-6699.
(2)  See footnotes to preceding table.
(3) Includes 272,620 shares owned by Eugene Strasser's wife and options to purchase 100,841 shares that are exercisable within 60 days.
(4) Includes options to purchase 11,841 shares that are exercisable within 60 days.
(5)  Includes 353,934 shares owned by The Marlow Family Ltd. Partnership
(6) Includes options to purchase 19,953 shares that are exercisable within 60 days, 40,998 shares owned by Mr. Friends' wife, and 94,258 shares owned by Mr. Friend as custodian for his children.
(7) Includes 83,334 shares owned by a trust to which Mr. Butler has sole voting and investment power and options to purchase 134,174 shares that are exercisable within 60 days.

            ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN TRANSACTIONS

The Company currently owes $100,000 to a trust affiliated with Jack E. Butler, who is the father of Timothy S. Butler and the uncle of Robert D. Butler, Jr. who are directors of the Company, pursuant to the terms of a note that bears interest at the rate of 8% per annum payable quarterly (the "Butler Note"). The Butler Note was issued on December 29, 1993 and matures every six months, when it is automatically renewed unless the trust notifies the Company of its intention to call the note 60 days prior to such maturity date. The next maturity date of the Butler Note is on June 30, 2000.

As of December 31, 1999, the Company owed $134,000 to Philip C. Modder and $139,000 to James L. Wilson for unpaid back wages and benefits. Mr. Wilson has no accrued and unpaid wages due him as of March 31, 2000.


                   ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

Exhibits.  The following exhibits are filed as part of this report.

2.1 Agreement and Plan of Merger by and between Southern Security Financial Corporation and Southern Security Bank Corporation, dated October 31, 1997 (1)

2.2 Certificate of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 10, 1997 (1)

2.3 Articles of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 12, 1997 (1)

3.(i) Articles of Incorporation

     (a) Certificate of Incorporation of Southern Security Bank Corporation, dated October 3, 1996 (2)

     (b) Certificate of Amendment of Certificate of Incorporation of Southern Security Bank Corporation, dated January 17, 1998 (2)

     (c) Certificate of Amendment of Certificate of Incorporation of Southern Security Financial Corporation, dated November 12, 1997 (changing name to Southern Security Bank Corporation (1)

     (d) Certificate of Amendment of Incorporation of Southern Security Bank Corporation dated December 21, 1999 - filed herewith

     (ii)  By-laws of the registrant (3)

4.1 Stock Certificate for Class A Common Stock (3)

9.0 Voting Trust Agreement - N/A

10.1 Executive Employment Agreement of Philip C. Modder, dated June 11, 1992, together with Amendment No.1 thereto (3) *

10.2 Executive Employment Agreement of James L. Wilson, dated June 11, 1992, together with Amendment No. 1 thereto (3) *

10.3 Minutes of Meeting of June 6, 1997, of the Board of Directors of the registrant relating to modification of the compensation arrangements for Philip
C. Modder and James L. Wilson (3) *

10.4 Agreements between Southern Security Bank Corporation and the Federal Reserve Bank of Atlanta, dated February 13, 1995 (4)

10.5  Agreements,  dated June 30,  1999,  between  Philip C. Modder and Southern
Security  Bank  Corporation,   concerning   compensation  under  his  Employment
Agreement (5)

10.6  Agreements,  dated June 30,  1999,  between  James L. Wilson and  Southern
Security  Bank  Corporation,   concerning   compensation  under  his  Employment
Agreement (5)

10.7 Termination Agreement with James L. Wilson, dated February 11, 2000 - filed herewith

11.0 Statement of Computation of Per Share Earnings - N/A

13.0 Annual Report to security holders for the last fiscal year - N/A

15.0 Letter on Unaudited Interim Financial Information - N/A

16.0 Letter re change of Certifying Accountant - N/A

17.0 Letter re change in accounting principles - N/A

18.0 Letter re change in accounting principles - N/A

19.0 Reports furnished to security holders - N/A

21.0 Subsidiaries of the Registrant - filed herewith (3)

22.0 Published report re matters submitted to vote - N/A

23.0 Consent of experts and counsel - N/A

24.0 Power of attorney - N/A

27.0 Financial Data Schedule - filed herewith.

99.0 Additional Exhibits - N/A

(1) Filed as an exhibit to Form 8-K of the registrant on November 25, 1997.

(2) Filed as an exhibit to Form 10-SB of the registrant filed on July 1997.

(3) Filed as an exhibit to Form 10-SB of the registrant filed on April 2, 1998.

(4) Filed as an exhibit to Form 10-SB/A of the registrant filed on June 10, 1998.

(5)  Filed as an  exhibit  to Form  10-QSB  of the  registrant  filed on  August
16,1999.


     * Management compensation plan or arrangement.

(b) Reports on Form 8-K. The following reports on Form 8-K were filed during the period covered by this report:

              None

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       SOUTHERN SECURITY BANK CORPORATION

March 28, 2000                        By: s/ Harold L. Connell

    Name:  Harold L. Connell
    Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated;

Signature                           Title                      Date

(i) Principal Executive Officer: Chief Executive Officer      March 28, 2000

s/ Harold L. Connell
--------------------------
Harold L. Connell

(ii) Principal Accounting and    Vice President               March 28, 2000
     Financial Officer:          And Secretary
                                 (chief financial officer)

s/ Floyd D. Harper

Floyd D. Harper

(iii) Directors:

s/Harold L. Connell             Chairman of the Board         March 28, 2000
---------------------------
Harold L. Connell

s/Philip C. Modder              Director                      March 28, 2000
---------------------------
Philip C. Modder

s/Timothy S. Butler             Director                      March 28, 2000
---------------------------
Timothy S. Butler

s/Harold C. Friend              Director                      March 28, 2000
---------------------------
Harold C. Friend

s/Robert D. Butler              Director                      March 28, 2000
---------------------------
Robert D. Butler

s/Eugene J. Strasser            Director                      March 28, 2000
---------------------------
Eugene J. Strasser

s/G. Carlton Marlowe            Director                      March 28, 2000
---------------------------
G. Carlton Marlowe

                                 EXHIBIT INDEX

2.1 Agreement and Plan of Merger by and between Southern Security Financial Corporation and Southern Security Bank Corporation, dated October 31, 1997 (1)

2.2 Certificate of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 10, 1997 (1)

2.3 Articles of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation, under Florida law, dated November 12, 1997 (1)

3.(i) Articles of Incorporation

     (a) Certificate of Incorporation of Southern Security Bank Corporation, dated October 3, 1996 (2)

     (b) Certificate of Amendment of Certificate of Incorporation of Southern Security Bank Corporation, dated January 17, 1998 (2)

     (c) Certificate of Amendment of Certificate of Incorporation of Southern Security Financial Corporation, dated November 12, 1997 (changing name to Southern Security Bank Corporation (1)

     (d) Certificate of Amendment of Incorporation of Southern Security Bank Corporation dated December 21, 1999 - filed herewith

     (ii) By-laws of the registrant (3)

4.1 Stock Certificate for Class A Common Stock (3)

9.0 Voting Trust Agreement - N/A

10.1 Executive Employment Agreement of Philip C. Modder, dated June 11, 1992, together with Amendment No.1 thereto (3) *

10.2 Executive Employment Agreement of James L. Wilson, dated June 11, 1992, together with Amendment No. 1 thereto (3) *

10.3 Minutes of Meeting of June 6, 1997, of the Board of Directors of the registrant relating to modification of the compensation arrangements for Philip
C. Modder and James L. Wilson (3) *

10.4 Agreements between Southern Security Bank Corporation and the Federal Reserve Bank of Atlanta, dated February 13, 1995 (4)

10.5  Agreements,  dated June 30,  1999,  between  Philip C. Modder and Southern
Security  Bank  Corporation,   concerning   compensation  under  his  Employment
Agreement (5)

10.6  Agreements,  dated June 30,  1999,  between  James L. Wilson and  Southern
Security  Bank  Corporation,   concerning   compensation  under  his  Employment
Agreement (5)

10.7 Termination Agreement with James L. Wilson, dated February 11, 2000 - filed herewith

11.0 Statement of Computation of Per Share Earnings - N/A

13.0 Annual Report to security holders for the last fiscal year - N/A

15.0 Letter on Unaudited Interim Financial Information - N/A

16.0 Letter re change of Certifying Accountant - N/A

17.0 Letter re change in accounting principles - N/A

19.0 Reports furnished to security holders - N/A

21.0 Subsidiaries of the Registrant - filed herewith (3)

22.0 Published report re matters submitted to vote - N/A

23.0 Consent of experts and counsel - N/A

24.0 Power of attorney - N/A

27.0 Financial Data Schedule - filed herewith.

99.0 Additional Exhibits - N/A

(1) Filed as an exhibit to Form 8-K of the registrant on November 25, 1997.

(2) Filed as an exhibit to Form 10-SB of the registrant filed on July 1997.

(3) Filed as an exhibit to Form 10-SB of the registrant filed on April 2, 1998.

(4) Filed as an exhibit to Form 10-SB/A of the registrant filed on June 10, 1998.

(5) Filed as an exhibit to Form 10-QSB of the registrant filed on August 16, 1999.

* Management compensation plan or arrangement.